Exhibit 99.1

Documents covered by Article R. 225-81 of the French Commercial Code Notice of meeting Combined Shareholders' Meeting 2026 Friday May 29, 2026, at 02:00 p.m. Tour Coupole 2 place Jean Millier – La Défense 6 92078 – Paris La Défense(1) (1) Or at any other nearby location, depending on the circumstances prevailing at the time of the meeting and beyond the Company’s control. The arrangements for this General Meeting may be adjusted in light of the conditions at the time of the meeting and, where applicable, the relevant legal provisions. Shareholders must comply with the specific measures in effect at the time of the meeting, which will be posted on the Company’s website. Shareholders are invited to regularly consult the section dedicated to the Combined General Meeting on the totalenergies.com website, under the heading Investors/Shareholders’ Meetings.

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Its more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations. More about the Shareholders' Meeting on totalenergies.com by scanning the QR code below Summary Agenda of the Combined Shareholders’ Meeting P. 04 How to take part and vote P. 05-10 2025 Results Key figures and outlook P. 11-15 Composition of the Board of Directors of TotalEnergies SE P. 16-17 Board of Directors’ report on the resolutions submitted to the Shareholders' Meeting P. 19-30 Proposed resolutions P. 33-43 02-03

(1) Return On Average Capital Employed (ROACE) – comparison with Exxon, Chevron, Shell & BP. Dear Shareholder, Our next Shareholders’ Meeting will be held on Friday, 29 May 2026, at 2:00 p.m., at the Company’s head office in the Coupole tower at Paris La Défense. I would be delighted to see you there for this key event in our Company’s life. You can now vote by mail or online, with online voting offering a simple and secure system that accounted for 88% of your votes in 2025, which I encourage you to use. On 29 May, you will also be able to follow the live webcast of the Shareholders’ Meeting on totalenergies.com. In line with our commitment to fostering dialogue with shareholders, we will once again this year open a dedicated platform on totalenergies.com from 7 May to 22 May 2026. You will be able to ask your questions or leave comments, helping us better take your expectations into account at our Shareholders’ Meeting. In 2025, in an environment marked by a decline in oil prices, TotalEnergies reaped the benefits of its integrated and balanced multi-energy strategy, combining profitable growth and sustainable development, and for the fourth consecutive year was the most profitable major, with a ROACE(1) of 12.6%, while also being the one investing the most in the energy transition, with nearly $3.5 billion invested in 2025 in low-carbon energies, including nearly $3 billion in electricity. TotalEnergies also significantly reduced its greenhouse gas emissions, notably by cutting methane emissions from its operated facilities by - 65% in 2025 compared to 2020, ahead of its target of - 60%. These results once again demonstrate the robustness of the Company’s integrated multi-energy model and confirm the relevance of a strategy that combines growth in energy supply, competitiveness and emissions reductions. In order to foster dialogue with shareholders on the Company’s climate roadmap, the Board of Directors has decided to include on the agenda of the Shareholders’ Meeting a dedicated item for discussion (without a resolution submitted to the shareholders’ vote) on the report of the implementation of the Company’s ambition in terms of sustainable development and energy transition. The Board of Directors and I would like to thank you once again for your trust and loyalty. Message from the Chairman and Chief Executive Officer Patrick POUYANNÉ Chairman and Chief Executive Officer TotalEnergies Combined Shareholders’ Meeting 2026

1 | Agenda of the Combined Shareholders' Meeting

I. Resolutions within the remit of the Ordinary Shareholders' Meeting

- Approval of the statutory financial statements for the fiscal year ended December 31, 2025
- Approval of the consolidated financial statements for the fiscal year ended December 31, 2025
- Appropriation of profit and determination of dividend for the year ended December 31, 2025
- Authorization given to the Board of Directors, for a period of eighteen months, to operate on the Corporation's shares
- Agreements covered by Articles L. 225-38 et *seq.* of the French Commercial Code
- Renewal of Ms. Marie-Christine Coisne-Roquette's term of office as a director
- Renewal of Ms. Anelise Lara's term of office as a director
- Renewal of Mr. Dierk Paskert's term of office as a director
- Appointment of Mr. Slawomir Krupa as a director
- Approval of the information relating to the compensation of executive and non-executive directors ("*mandataires sociaux*") mentioned in paragraph I of Article L. 22-10-9 of the French Commercial Code
- Approval of the compensation policy applicable to directors
- Approval of the fixed, variable and extraordinary components making up the total compensation and the in-kind benefits paid during the fiscal year 2025 or allocated for that year to Mr. Patrick Pouyanné, Chairman and Chief Executive Officer
- Approval of the compensation policy applicable to the Chairman and Chief Executive Officer

II. Resolutions within the remit of the Extraordinary Shareholders' Meeting

- Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the share capital either by issuing ordinary shares and/or securities giving access to the Corporation's share capital or by incorporation of reserves, earnings or other, with maintenance of the shareholders' preemptive subscription right
- Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the share capital, within the framework of a public offering, by issuing ordinary shares and/or transferable securities giving access to the Corporation's share capital, with cancellation of the shareholders' preemptive subscription right
- Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to issue, through an offer referred to in Article L. 411-2, 1° of the French Monetary and Financial Code, ordinary shares and/or securities giving access to the share capital of the Corporation, resulting in a capital increase, with cancellation of the shareholders' preemptive subscription right
- Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the number of shares to be issued in the event of a capital increase with cancellation of the shareholders' preemptive subscription right
- Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the capital by issuing ordinary shares and/or securities giving access to the Corporation's share capital in consideration for contributions in kind in the event of a public exchange offer initiated by the Corporation
- Delegation of powers granted to the Board of Directors, for a period of twenty-six months, to increase the capital by issuing ordinary shares and/or securities giving access to the Corporation's share capital in consideration for contributions in kind granted to the Corporation, with cancellation of the shareholders' preemptive subscription right
- Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to proceed to share capital increases, with cancellation of the shareholders' preemptive subscription right, reserved to members of a company or group savings plan
- Amendments to the Articles of Association of the Corporation - Powers for formalities

III. Item put on the agenda (without a resolution submitted to the shareholders' vote)

- Report on the implementation of the Corporation's ambition with respect to sustainable development and energy transition

04-05

Agenda of the Combined Shareholders’ Meeting How to take part and vote A shareholder who has already cast his/her vote by mail, sent a proxy or requested his/her admission card to the Meeting, may no longer opt for another means of participation. Irrespective of the choice of the shareholder, only the shares registered in shares accounts fifth business days prior to the Shareholders’ Meeting, i.e., May 22, 2026, at 12:00 a.m. Paris time (May 21, 2026, at 6:00 p.m. New York time) will be taken into account. If the shares are sold or transferred prior to this date, the vote by mail or by proxy by the seller will be cancelled for the number of shares sold or transferred and votes for such shares will, as a result, not be taken into account. If the shares are sold or transferred after this date, the vote by mail or by proxy will remain valid and votes cast or proxies granted by the seller will be taken into account. NOTE No bags of any kind, including handbags, are allowed inside the venue. Mobile phones will be placed in sealed pouches that you may keep with you. They may not be used during the General Meeting. Laptops and tablets will not be permitted in the venue. The broadcast of the Shareholders’ Meeting will also be available after the event on totalenergies.com, under the heading Investors/Shareholders’ Meetings. REPLAY LIVE The Shareholders’ Meeting will be streamed live at 2:00 p.m. (Paris time), Friday May 29, 2026, on totalenergies.com, heading Investors/Shareholders’ Meetings As a shareholder of TotalEnergies SE, you may vote by mail or give proxy or attend the Shareholders’ Meeting in person, as long as your shares are registered on May 22, 2026 at 12:00 a.m. Paris time (i.e., May 21, 2026 at 6:00 p.m., New York time) ("the Record Date"). You may send your instructions by using the enclosed printed form or via the Internet by using the online VOTACCESS platform. Shareholders holding their shares through the U.S. Register must refer to the specific information provided on page 10. Additional information The TotalEnergies SE Shareholders’ Meeting will be held on Friday May 29, 2026 at 2:00 p.m. (Paris time) at the Tour Coupole, 2 place Jean Millier – La Défense 6, 92078 – Paris La Défense(1). ą In order to be admitted to the Shareholders’ Meeting and vote, you must be in possession of an admission card. You will be asked to show your admission card at the entrance and your personal I.D. ą Only the shareholders will have access to the site. No accompanying member will be allowed (except for shareholders with a disability). ą You can access the site as from 12.30 p.m (Paris time). In order to promote shareholder dialogue to which TotalEnergies is particularly committed, and to better take into account and respond to shareholders’ expectations, a facility will be set up in advance of the Meeting that will allow shareholders to ask questions on a dedicated platform which will be accessible from totalenergies.com website between May 7 and May 22, 2026. (1) Or at any other nearby location, depending on the circumstances prevailing at the time of the meeting and beyond the Company’s control. The arrangements for this General Meeting may be adjusted in light of the conditions at the time of the meeting and, where applicable, the relevant legal provisions. Shareholders must comply with the specific measures in effect at the time of the meeting, which will be posted on the Company’s website. Shareholders are invited to regularly consult the section dedicated to the Combined General Meeting on the totalenergies.com website, under the heading Investors/Shareholders’ Meetings. TotalEnergies Combined Shareholders’ Meeting 2026

Date & Signature JE VOTE PAR CORRESPONDANCE / I VOTE BY POST Cf. au verso (2) - See reverse (2) Sur les projets de résolutions non agréés, je vote en noircissant la case correspondant à mon choix. On the draft resolutions not approved, I cast my vote by shading the box of my choice. Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d’Administration ou le Directoire ou la Gérance, à l’EXCEPTION de ceux que je signale en noircissant comme ceci l’une des cases “Non” ou “Abstention”. / I vote YES all the draft resolutions approved by the Board of Directors, EXCEPT those indicated by a shaded box, like this , for which I vote "No" or "I abstain". 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49 50 A B C D E F G H J K Si des amendements ou des résolutions nouvelles étaient présentés en assemblée, je vote NON sauf si je signale un autre choix en noircissant la case correspondante : In case amendments or new resolutions are proposed during the meeting, I vote NO unless I indicate another choice by shading the corresponding box: -Je donne pouvoir au Président de l’assemblée générale / I appoint the Chairman of the general meeting………………………………………….………........... -Je m’abstiens / I abstain from voting ....................................................................................................................................................................................... -Je donne procuration [cf. au verso renvoi (4)] à M. ou Mme, Raison Sociale pour voter en mon nom ..................................................................................................... I appoint [see reverse (4)] Mr or Mrs, Corporate Name to vote on my behalf............................................. ................................................................................ Important : Avant d’exercer votre choix, veuillez prendre connaissance des instructions situées au verso - Important : Before selecting please refer to instructions on reverse side Quelle que soit l’option choisie, noircir comme ceci la ou les cases correspondantes, dater et signer au bas du formulaire - Whichever option is used, shade box(es) like this , date and sign at the bottom of the form Pour être pris en considération, tout formulaire doit parvenir au plus tard : To be considered, this completed form must be returned no later than: sur 1èreconvocation / on1stnotification sur 2ème convocation / on 2nd notification JE DÉSIRE ASSISTER À CETTE ASSEMBLÉE et demande une carte d’admission : dater et signer au bas du formulaire / I WISH TO ATTEND THE SHAREHOLDER’S MEETINGand request an admission card: date and sign atthebottomoftheform CADRE RÉSERVÉ À LA SOCIÉTÉ - FOR COMPANY’S USE ONLY Identifiant - Account Number of shares [ [ Nombre d’actions [ Nominatif Registered Vote double Double vote Porteur Bearer Nombre de voix - Number of voting rights JE DONNE POUVOIR AU PRÉSIDENT DE L’ASSEMBLÉE GÉNÉRALE Cf. au verso (3) I HEREBY GIVE PROXY TO THE CHAIRMAN OF THE GENERAL MEETING See reverse (3) JE DONNE POUVOIR À : Cf. au verso (4) pour me représenter à l’Assemblée I HEREBY APPOINT: See reverse (4) to represent me at the above mentioned Meeting M. ou Mme, Raison Sociale / Mr or Mrs, Corporate Name Adresse / Address ATTENTION : Pour les titres au porteur, les présentes instructions doivent être transmises à votre banque. CAUTION: As for bearer shares, the present instructions must be valid only if they are directly returned to your bank. Nom, prénom, adresse de l’actionnaire (les modifications de ces informations doivent être adressées à l'établissement concerné et ne peuvent être effectuées à l'aide de ce formulaire). Cf au verso (1) Surname, first name, address of the shareholder (changes regarding this information have to be notified to relevant institution, no changes can be made using this proxy form). See reverse (1) Vote simple Single vote Non / No Abs. Oui / Yes Non / No Abs. Oui / Yes Non / No Abs. Oui / Yes Non / No Abs. Oui / Yes Non / No Abs. Oui / Yes Non / No Abs. Non / No Abs. Non / No Abs. Non / No Abs. Non / No Abs. « Si le formulaire est renvoyé daté et signé mais qu’aucun choix n’est coché (carte d’admission / vote par correspondance / pouvoir au président / pouvoir à mandataire), cela vaut automatiquement pouvoir au Président de l’assemblée générale » ‘If the form is returned dated and signed but no choice is checked (admission card / postal vote / power of attorney to the President / power of attorney to a representative), this automatically applies as a proxy to the Chairman of the General Meeting’ ASSEMBLÉE GÉNÉRALE MIXTE Convoquée le vendredi 29 mai 2026 à 14 heures Tour Coupole, 2 place Jean Millier La Défense 6, 92 400 Courbevoie COMBINED GENERAL MEETING to be held on Friday May 29th 2026 at 2:00 p.m. At Tour Coupole, 2 place Jean Millier La Défense 6, 92 400 Courbevoie TotalEnergies SE Société européenne au capital de 5 471 001 187,50 euros Siège social : 2 place Jean Millier - La Défense 6 92400 COURBEVOIE 542 051 180 RCS NANTERRE Décret n°2026-94 du 13 février 2026 : retrouvez la documentation sur le site : https://totalenergies.com/fr/investisseurs/assemblees-generales à la banque / to the bank 27 mai 2026 / May 27, 2026 Vote or take part I use the printed form I wish to attend the Meeting in person: request an admission card by selecting box A I wish to vote by mail: select box B and follow the instructions. For resolutions submitted or approved by the Board of Directors, if you wish to vote «Against» or «Abstain», select the choices «No» or «Abs.». Otherwise, your vote will be considered as a «For» vote I wish to give proxy to the Chairman of the Meeting: select box C I wish to give power of attorney to a named person: select box D and fill in that person’s details Whichever you choose, fill in or check your contact information. If you have a change to make, updates must be sent to the institution concerned and cannot be made using this form (see details on the back of the form). Whatever your choice, please remember to date and sign the form If you prefer to use a printed form to request an admission card, vote by mail, give proxy to the Chairman or be represented by any natural person or legal entity, you need to fill out, sign, date and send the form appended to this document. I SELECT MY OPTIONS I SEND/RETURN THE FORM If your shares are registered, please send the form to Société Générale Securities Services using the prepaid envelope attached to this document. If you hold bearer shares, send the form to your financial intermediary, who will transfer it to the Shareholders’ Meeting Department of Société Générale Securities Services’ for centralization and processing. Make sure your financial intermediary sends a certificate of participation with your form: the voting form sent by the owner of bearer shares is valid only if the certificate of participation is attached. Société Générale Securities Services must receive the form no later than May 27, 2026 at 11:59 p.m. (Paris time) in accordance with Article R. 225-77 of the French Commercial Code. Mandates and revocations designating a representative, expressed by printed form, must be received no later than May 27, 2026 at 11:59 p.m. (Paris time). 1 2 A A D D E F B B C C E F 06-07

2 Vote or take part

I preferably use the internet

In order to give your instructions on a simple and secure manner on the internet, you need to login into the secured VOTACCESS platform.

1 I LOG INTO VOTACCESS

If your shares are registered (pure or administered), you can access the VOTACCESS platform via the Sharinbox website:

https://sharinbox.societegenerale.com


Synthèse des avoirs - TOTALENERGIES SE
Titres

- You just have to connect to the Sharinbox site with your access codes.
- You can find your login in the mail or e-mail sent to you by Société Générale Securities Services or with your email address if you have already activated your Sharinbox By SG Markets account. If you have forgotten your password, click on «Get your codes» on the Sharinbox homepage.

You will then have to follow the instructions in your personal space by clicking on the "Reply" button in the "Shareholders' General Meeting" frame on the home page, then click on "Participate". You will then automatically access the voting website.

In case of difficulty, you can contact the **Relationship Centre Nomilia customer at +33 (0)2 51 85 59 82** (non-surcharged number).

If your shares are registered in bearer form,
it is up to you to check with your account-holding institution to find out whether it is connected or not to the VOTACCESS platform. If so, you just have to identify yourself on its Internet portal with your usual access codes and click on the icon that appears on the line corresponding to your TotalEnergies shares.

2 I SELECT MY OPTIONS

Once connected, please follow the instructions on screen to require an admission card, vote by mail, give proxy to the Chairman or be represented by any individual or legal person of your choice.

To request an admission card:
You can either print out the card yourself, in which case you have until 3:00 p.m. (Paris time) on May 28, 2026 to submit your request, or ask to have it sent by postal mail.

To vote before the Shareholders' Meeting:
You have until the day before the Meeting to do so, *i.e*, on May 28, 2026, at 3:00 p.m. (Paris time). In order to avoid possible technical issues with the VOTACCESS website, it is nonetheless advisable to vote well ahead of the last voting day.

To appoint or revoke a representative:
Mandates designating or revoking a representative by electronical means must be received, in order to be validly taken into account, no later than the day before the Meeting, i.e, on May 28, 2026, at 3:00 p.m. (Paris time).

It will not be taken into account the forms, nor the admission cards issued for a shareholder giving power of attorney to a third person on the back thereof, on the day of the Meeting.

NOTE

If your account-holding institution is not connected to the VOTACCESS platform, the notice to appoint or revoke a proxy may nevertheless be completed electronically in accordance with the provisions of Article R. 22-10-24 of the French Commercial Code, as described on page 8 of this document.

NOTE

If you are a registered shareholder, you may request to receive your notice of meeting by email. Simply log into the Sharinbox website, and select "My account", then click on "Subscribe for free" in the section "E-Services/ E-notices for general meetings".

TotalEnergies Combined Shareholders' Meeting 2026

Vote and take part Note in particular For further information Documents In compliance with Articles R. 22-10-22 and R. 225-73 of the French Commercial Code, the preliminary notice of this Meeting was published in the Bulletin des Annonces Légales Obligatoires (BALO) on March 30, 2026. The convening notice of this Shareholders’ Meeting was published in the Bulletin des Annonces Légales Obligatoires (BALO) under the conditions provided for by the regulations in force. The Universal Registration Document 2025 and any other information relating to this Shareholders’ Meeting are available on the totalenergies.com website under the heading Investors/Shareholders’ Meetings. Voting rights limitation Article 18 of the Articles of Association of TotalEnergies SE specifies that at Shareholders’ Meeting, no shareholder may cast, individually or through an agent, more than 10% of the total number of votes attached to the Corporation's shares, on the basis of voting rights for either shares owned directly or indirectly, or shares for which the shareholder holds powers. Use of electronic communications to give notice of the appointment or revocation of a shareholder’s representative when the account-holding institution is not connected to the votaccess platform In compliance with the provisions of Article R. 225-79 of the French Commercial Code, a shareholder’s representative can be appointed or revoked electronically, as follow: ›If the account-holding institution of the holder of bearer shares is not connected to the VOTACCESS platform the shareholder must send an email to: assemblees.generales@sgss.socgen.com The email must include the following information: the company name, the date of the Shareholders’ Meeting, the last and first name, address, and banking reference information of the shareholder, and the last and first name and, if possible, address of the shareholder’s representative. › The shareholder must instruct the financial intermediary who manages his or her securities account to send written confirmation to: Société Générale Securities Services Service Assemblées Générales CS 30812 F-44308 Nantes Cedex 3 › This email address can only be used to request the appointment or revocation of a representative. Any requests referring to other matters will not be taken into account and/or handled. ›In order for appointments or revocations of mandates expressed by electronic means to be validly taken into account, written confirmations must be received no later than the day before the Meeting, i.e. by 3:00 p.m. (Paris time) on May 28, 2026. Declaration, prior to the Meeting, of participations linked to temporary ownership of shares (securities lending) Pursuant to legal provisions, any legal entity or individual (with the exception of those described in paragraph IV-3 of Article L.  233-7 of the French Commercial Code) holding alone or together a number of shares representing more than 0.5% of the Corporation’s voting rights pursuant to one or more temporary transfers or similar operations as described by Article L.  22-10-48 of the abovementioned Code is required to inform the Corporation and the French Financial Markets Authority (Autorité des Marchés Financiers - AMF) of the total number of shares temporarily held no later than the fifth business day preceding the Shareholders’ Meeting at midnight (Paris time), i.e., May 22, 2026, at 12:00 a.m. Paris time (May 21, 2026, at 6:00 p.m. New York time). Notifications must be emailed at: ir@totalenergies.com If no notification is sent, any share acquired under any of the above temporary transfer operations will be deprived of voting rights at the relevant Shareholders’ Meeting and at any Shareholders’ Meeting that may be held until such shares are transferred again or returned. This email must include the following information: the identity of the declarant, the identity of the assignor in a temporary transfer transaction, the nature of the transaction, the number of shares transferred in the transaction, and the voting agreement, if any. The information may be represented in the format recommended by the AMF in its instruction no 2011-04 dated February 2, 2011. The Corporation will publish the information received on its website. 08-09

How to take part and vote Specific information for the Shareholders holding their shares through the U.S. Register › Whether you are a U.S. Registered Holder or a U.S. Beneficial Owner, in order to attend the Shareholders’ Meeting in person, you must present an admission card issued by Broadridge, following prior registration via the “Attend a Meeting” link available on the website www.proxyvote.com. This registration must be completed no later than May 25, 2026, at 11:59 p.m. (New York time). ›In accordance with French law and practices applicable to U.S. markets, if you are a U.S. Beneficial Owner, you should also present a “legal proxy”, obtained either from Broadridge via the website www.proxyvote.com, or from your bank or usual broker. Unless this proxy is executed as at the Record Date or the number of shares you hold has not changed since the proxy was executed, you must be in a position to prove the number of shares held as of the Record Date. To obtain your admission card and, if applicable, your legal proxy via the website www.proxyvote.com, you must enter the sixteen-digit (16) control number found either on your Proxy Card (for U.S. Registered Holders), Voting Instruction Form (for US Beneficial Owners), or Notice & Access Communication, and follow the instructions provided on the website. In the event that the documents you receive do not mention the option to exercise rights via the website www.proxyvote. com or do not include the full sixteen-digit (16) control number (incorrect or incomplete information), you should contact your bank or broker directly well in advance of the date of the Shareholders’ Meeting. If you are a U.S. Beneficial Owner wishing to attend the Shareholders’ Meeting in person, given the short timeframe between the Record Date and the date of the Shareholders’ Meeting, you are advised to contact, well in advance, your broker, your bank, or any other intermediary through whom you hold your shares to find out the procedures (including deadlines and, where applicable, costs) for obtaining, in a timely manner, an admission card, a legal proxy, and, where applicable, proof of ownership as of the Record Date. I WISH TO ATTEND THE SHAREHOLDERS’ MEETING IN PERSON If you hold shares through the U.S. Register maintained by Computershare Trust Company, N.A., Société Générale acts as a registered agent on your behalf, whether you are directly registered as a U.S. Registered Holder or indirectly registered through a financial institution such as a bank or broker, via the Depository Trust Company (DTC) as a U.S. Beneficial Owner. Regardless the number of shares you own, you may take part and vote in the Shareholders’ Meeting under the following terms and conditions. In accordance with Article R. 22-10-28 of the French Commercial Code, only votes attached to shares held by shareholders through the U.S. Register as of the Record Date, i.e., May 22, 2026, at 12:00 a.m. Paris time (May 21, 2026, at 6:00 p.m. New York time). For any transfer of shares held through the U.S. Register or repositioning to Euroclear France prior to this Record Date, the remote vote, the proxy, admission card, or legal proxy will be invalidated in proportion to the number of shares transferred or repositioned in Euroclear France, and the vote corresponding to those shares will not be counted. For any transfer or repositioning of shares to Euroclear France after this date, the vote cast will remain valid and will be counted in the name of the transferor or the shareholder who has repositioned their shares. In accordance with U.S. practices, only shareholders holding their shares through the U.S. Register at the close of the New York Stock Exchange on April 30, 2026 (“U.S. Notice Record Date”) will receive notices and information regarding the Shareholders’ Meeting. Shareholders acquiring shares, or who transfer shares to be held through the U.S. Register between the U.S. Notice Record Date and the Record Date will not be able to receive the notices and information sent to shareholders as of the U.S. Notice Record Date. Consequently, U.S. Beneficial Owners or U.S. Registered Holders who have acquired or transferred shares between these two dates and wish to participate in the Shareholders’ Meeting are invited to contact, well in advance, their bank or broker, or Computershare Trust Company, N.A., to transfer their shares to Euroclear France so that they may exercise their voting rights at the Shareholders’ Meeting. TotalEnergies Combined Shareholders’ Meeting 2026

Note in particular You must report on the day of the Meeting directly to the counter specifically designated for this purpose at the Tour Coupole and must present your identification documents, the admission card issued in your name, and, if you are a U.S. Beneficial Owner, the legal proxy issued in your name (as well as, if applicable, proof of ownership as of the Record Date) under the conditions specified above. Access to the Shareholders’ Meeting will be denied to any person unable to present the aforementioned required documents. Alternatively, you may take the necessary steps prior to the Record Date to reposition your shares in Euroclear France and request an admission card from Société Générale Securities Services. The repositioning services between the European and US market will be subject to a freeze period and temporarily suspended from May 20, 2026, at 3:00 p.m (New-York time) to May 22, 2026, at French market opening. Please refer to the ‘Additional Information’ section on page 5 of this Notice of Meeting for further safety and access instructions to the Shareholders’ meeting. ›If you are a U.S. Registered Holder You may exercise your voting rights, at your discretion, electronically or by mail. In the case of electronic voting, it is not necessary to return your Proxy Card. You should be armed with your Proxy Card or your Notice & Access Communication in order to view your control number and should connect to www.proxyvote.com and follow the instructions to access the documents online and submit your voting instructions electronically. The electronic voting systems will be available 24 hours a day starting May 6, 2026, and will close on May 25, 2026, at 11:59 p.m. (New York time). If you wish to vote by mail, you may return your Proxy Card to the following address: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. To be counted, the Proxy Card must be received no later than May 26, 2026, at 12:00 p.m. (New York time). ›If you are a U.S. Beneficial Owner Shareholders registered as U.S. Beneficial Owners, holding their shares through a financial institution such as a bank or brokerage firm (so-called “street name” holding), will receive, if applicable, the Notice & Access Communication or the voting documents through that institution. The Voting Instruction Form, issued by Broadridge or any equivalent service provider, will specify the procedures by which these shareholders may exercise the voting rights attached to their shares. I WISH TO PROVIDE VOTING INSTRUCTIONS ELECTRONICALLY OR BY MAIL NOTE Electronic receipt of voting documents: Shareholders holding their shares through the U.S. Register may choose to receive voting documents electronically by registering at the following address: www.proxyvote.com, or by indicating their preferences to their broker, bank, or other intermediary. If this option is selected, the shareholder will receive an email containing the necessary instructions, including a link to the website where the documents will be made available and where they may exercise their voting rights. 10-11

For the year 2025, the Company reported adjusted net income of $15.6 billion and cash flow of $27.8 billion in an environment marked by a decline of 15% in oil prices. IFRS net income amounted to $13.1 billion, down 17%. Return on average capital employed stood at 12.6%, the best among the majors for the fourth consecutive year. TotalEnergies continued to implement its balanced, disciplined growth strategy by investing $17.1 billion in 2025, including 37% for new Oil & Gas projects and around $3.5 billion in low-carbon energies, of which nearly $3 billion in electricity. TotalEnergies ended 2025 with a gearing ratio(1) at 15%, highlighting the Company’s solid financial position. For the year 2025, Exploration & Production generated adjusted net operating income of $8.4 billion and cash flow of $15.6 billion. In 2025, TotalEnergies’ production growth benefited from the start-up and ramp-up of seven major projects (Mero-2, Mero-3 and Mero-4 in Brazil, Anchor and Ballymore in the United States, Fenix in Argentina and Tyra in Denmark). Accretive upstream production growth helped offset $5/b of the $11/b price decline recorded over the year. The Company maintained operating costs at $5/b in 2025 and continued to reduce operated methane emissions by over 20% during the year. With a reserve replacement rate of 116% in 2025, TotalEnergies maintains proven reserves life above 12 years, while continuing to build its future project portfolio. The Company signed an agreement with Galp to acquire a 40% operated interest in the prolific PEL83 license, which includes the Mopane discovery. It also expanded its exploration portfolio by entering new licenses in Algeria, the United States, Nigeria, Malaysia, Indonesia, Guyana and Liberia. TotalEnergies pursued active management of its upstream portfolio, notably signing an agreement to merge its mature UK North Sea assets with NEO NEXT and selling interests in non-operated projects in Nigeria and Brazil. For full-year 2025, Integrated LNG generated adjusted net operating income of $4.1 billion and cash flow of $4.7 billion. The Company continued to strengthen its integration along the US LNG value chain with the investment decision for Train 4 of the Rio Grande LNG project, including the purchase of 1.5 Mt/ year of LNG and the acquisition of new upstream gas interests in the Anadarko Basin. For 2025, the Integrated Power cash flow amounted to $2.6 billion, in line with the announced target. Return on average capital employed stood at 10%. Net electricity production reached 48 TWh, up 17% year-on-year, helping reduce the average carbon intensity of all energy products sold to customers (-18.5% versus 2015). To accelerate its gas-to-power integration strategy in Europe, TotalEnergies signed an agreement with EPH to acquire 50% of a portfolio of flexible power generation assets with more than 14 GW of gross capacity. In 2025, TotalEnergies also recycled $2 billion of capital by selling 50% of a 2.7 GW gross capacity portfolio (United States, Portugal, Greece, France), in line with its renewables business model. For 2025, Downstream adjusted net operating income reached $3.8 billion and cash flow $6.2 billion, with Refining & Chemicals capturing the margin improvement in the second half of the year and Marketing & Services benefiting from continued increases in unit margins. Given the Company’s strong cash-flow generation and solid balance sheet despite uncertain environment, the Board of Directors will propose to the Annual Shareholders’ Meeting on May 29, 2026, the distribution of a final 2025 dividend of €0.85/ share, bringing the full-year 2025 dividend to €3.40/share, up 5.6% from the 2024 dividend, reflecting the share buybacks executed in 2025 ($7.5 billion for a 55% payout). The Board also confirmed the 2026 share-buyback guidance of $3 billion to $6 billion for an oil price between $60 and $70/b and an exchange rate around $1.20/€. Considering the uncertain price environment, it authorized $750 million of buybacks in the first quarter 2026, consistent with the budget assumption ($60/b), thereby preserving the flexibility to adjust the level of buybacks during 2026 depending on price developments. Key figures and outlook (1) Refer to glossary pages 49-50. (2) Subject to approval by the Shareholders’ Meeting of May 29, 2026 15.6  B $ 27.8B $ Adjusted net income (TotalEnergies share)(1) Cash flow from operations excluding working capital (CFFO)(1) Gearing ratio(1) as of December 31, 2025 14.7 % Ordinary 2025 dividend +5.6% compared to 2024 3.40/share(2) € Results 2025 TotalEnergies Combined Shareholders’ Meeting 2026

3 | Results of TotalEnergies

Key consolidated financial data in millions of dollars, except earnings per share, number of shares and %

	2025	2024	2025 vs 2024
Adjusted net operating income from business segments	18,474	20,566	-10%
Net income (TotalEnergies share)	13,127	15,758	-17%
Adjusted net income (TotalEnergies share)(1)	15,587	18,264	-15%
Fully-diluted weighted-average shares (in millions)	2,214	2,315	-4%
Adjusted fully-diluted earnings per share(2) (in $)	6.89	7.77	-11%
Organic investments(1)	16,812	16,423	+2%
Acquisitions net of asset sales(1)	279	1,406	-80%
Net investments(1)	17,091	17,829	-4%
Cash flow from operations excluding working capital (CFFO)(1)	27,839	29,917	-7%
Cash flow from operating activities	27,343	30,854	-11%

(1) Refer to glossary pages 49-50.
(2) In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bonds.

Market environment parameters	2025	2024	2025 vs 2024
Brent ($/b)	69.1	80.8	-14%
Henry Hub ($/Mbtu)	3.6	2.4	+50%
TTF ($/Mbtu)	12.0	11.0	+9%
JKM ($/Mbtu)	12.2	11.9	+2%
Average price of liquids ($/b)(1) (2) Consolidated subsidiaries	66.2	77.1	-14%
Average price of gas ($/Mbtu)(1) (2) Consolidated subsidiaries	5.72	5.54	+3%
Average price of LNG ($/Mbtu)(1) (3) Consolidated subsidiaries and equity affiliates	9.14	9.80	-7%
European Refining Margin Marker (ERM)(1) (4) ($/b)	7.1	5.3	+35%

(1) Does not include oil, gas and LNG trading activities, respectively. (2) Sales in $ / Sales in volume for consolidated affiliates. (3) Sales in $ / Sales in volume for consolidated and equity affiliates. (4) This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.

Greenhouse gas emissions(1)

Scope 1+2 emissions (Mt CO_2e)(2)	2025	2024	2025 vs 2024
Scope 1+2 from operated perimeter(3)	33.1	34.3	-3%
of which Oil & Gas	28.4	29.4	-3%
of which CCGT	4.7	4.9	-4%
Scope 1+2 - ESRS share(3)	43.9	44.9	-2%

Methane emissions (ktCH_4)	2025	2024	2025 vs 2024
Methane emissions from operated perimeter(3)	22.5	28.9	-22%

(1) The six greenhouse gases in the Kyoto protocol, namely CO_2, CH_4, N_2O, HFCs, PFCs and SF_6, with their respective 100-year time horizon GWP (Global Warming Potential) as described in the 2021 IPCC report. HFCs, PFCs and SF_6 are virtually absent from the Company's emissions or are considered as non-material and are therefore no longer counted with effect from 2018. In CO_2 equivalent terms, nitrous oxide (N_2O) represents less than 1% of the Company's Scope 1+2 emissions. (2) Scope 1+2 GHG emissions are defined as the sum of direct emissions of GHG from sites or activities that are included in the scope of reporting and indirect emissions attributable to brought-in energy (electricity, heat, steam), net from potential energy sales, excluding purchased industrial gases (H_2). Unless stated otherwise, TotalEnergies reports Scope 2 GHG emissions using the market-based method defined by the GHG Protocol. (3) Refer to glossary pages 49-50.

12-13

3 | Results 2025

TotalEnergies

Adjusted net operating income from business segments

Adjusted net operating income for the segments amounted to $18,474 million for full-year 2025, compared with $20,566 million a year earlier, as accretive hydrocarbon production growth and resilient performance from the Integrated Power segment partially offset the more than $10/b drop in oil prices.

Adjusted net income[(1)] (TotalEnergies share)

Adjusted net income (TotalEnergies share) is $15,587 million, versus $18,264 million in 2024.

The Company's average tax rate was 39.8% in 2025 versus 39.4% in 2024.

Adjusted earnings (TotalEnergies share) per share

Diluted adjusted net income per share, calculated based on a weighted-average diluted number of shares of 2,214 million, amounted to $6.89 for full-year 2025, compared with $7.77 a year earlier.

As of December 31, 2025, the diluted number of shares was 2,167 million.

TotalEnergies carried out share buybacks* of 122.6 million shares for full-year 2025, for a total amount of $7.5 billion.

Acquisitions – asset sales

Completed acquisitions amounted to $3,923 million for full-year 2025, mainly related to to the acquisition of interests in 12 offshore blocks in Malaysia, as well as the completion of the VSB acquisition, various renewable projects to be developed in Canada, the Dominican Republic and Uganda for approximately $500 million, and an additional 10% stake in the Moho field in the Republic of the Congo.

Completed divestments amounted to $3,644 million for full-year 2025, mainly reflecting the divestment of the non-operated interest in the Bonga field in Nigeria, the partial sale of an interest in Block SK408 in Malaysia, the sale of 50% stakes in renewable portfolios in the United States and Greece, and the sale of a 1.7% stake in Adani Green Energy, as well as related to the divestment of interests in two unconventional blocks in Argentina, the sale of interests in the Nkossa and Nsoko II licenses in the Republic of Congo, the sale of 50% of a renewable asset portfolio in Portugal and France, and the divestment of fuel distribution activities in Brazil.

Net cash flow[(1)]

TotalEnergies' net cash flow amounted to $10,748 million for full-year 2025, compared with $12,088 million a year earlier, reflecting a $2,078 million decrease in cash flow from operations excluding working capital (CFFO) and a $738 million decrease in net investments, which stood at $17,091 million for the year.

* Net of fees and taxes, including coverage of employees share grant plans.
(1) Refer to glossary pages 49-50.

Profitability (in millions of dollars)	January 1, 2025 December 31, 2025	October 1, 2024 September 30, 2025	January 1, 2024 December 31, 2024
Return on average capital employed (ROACE)[(1)]	12.6%	12.4%	14.8%
Return on equity (ROE)	13.6%	14.2%	15.8%

Annual 2026 Sensitivities*	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/-0.1 $ per €	-/+0.1 B$	~0 B$
Average liquids price**	+/-10 $/b	+/-2.3 B$	+/-2.8 B$
European gas price - TTF	+/-2 $/Mbtu	+/-0.4 B$	+/-0.4 B$
European Refining Margin Marker (ERM)	+/-1 $/b	+/-0.3 B$	+/-0.4 B$

(1) Refer to glossary pages 49-50.
* Sensitivities are revised once per year upon publication of the previous year's fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies' portfolio in 2026. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.
** In a 60-70 $/b Brent environment.

TotalEnergies Combined Shareholders' Meeting 2026

3 Results of business segments

Production[1]	2025	2024	2025 vs 2024
Hydrocarbon production (kboe/d)	2,529	2,434	+4%

(1) Company production = E&P production + Integrated LNG production.

Exploration & Production	2025	2024	2025 vs 2024
Hydrocarbon production (kboe/d)	1,990	1,947	+2%
Adjusted net operating income (M$)	8,399	10,004	-16%
Cash flow from operations excluding working capital (CFFO)[1] (M$)	15,646	17,049	-8%
Cash flow from operating activities (M$)	14,949	17,388	-14%

For full-year 2025, Exploration & Production cash flow from operations excluding working capital amounted to $15,646 million, benefiting from accretive production growth that offset the impact of a $5/b decline in Brent, resulting in a year-on-year decrease of only 8%.

Integrated LNG	2025	2024	2025 vs 2024
Hydrocarbon production for LNG (kboe/d)	539	487	+11%
Overall Liquefied Natural Gas Sales (Mt)	43.9	39.8	+10%
Adjusted net operating income (M$)	4,109	4,869	-16%
Cash flow from operations excluding working capital (CFFO)[1] (M$)	4,698	4,903	-4%
Cash flow from operating activities (M$)	5,173	5,185	-

For full-year 2025, cash flow from operations excluding working capital (CFFO) amounted to $4.7 billion, supported by 10% growth in production and sales in an environment of low volatility and declining average price of LNG.

Integrated Power	2025	2024	2025 vs 2024
Net power production (TWh) Solar, wind, hydroelectric and gas flexible capacities	48.1	41.1	+17%
Adjusted net operating income (M$)	2,215	2,173	+2%
Cash flow from operations excluding working capital (CFFO)[1] (M$)	2,558	2,555	-
Cash flow from operating activities (M$)	2,374	2,972	-20%

For full-year 2025, cash flow from operations excluding working capital (CFFO) amounted to $2.6 billion, in line with annual guidance. Production activities (including renewables and gas-fired power plants) accounted for 55% and marketing activities (B2B, B2C and trading) accounted for 45%.

Refining & Chemicals	2025	2024	2025 vs 2024
Total refinery throughput (kb/d)	1,526	1,472	+4%
Adjusted net operating income (M$)	2,378	2,160	+10%
Cash flow from operations excluding working capital (CFFO)[1] (M$)	3,798	3,760	+1%
Cash flow from operating activities (M$)	3,459	3,808	-9%

For full year 2025, adjusted net operating income and cash flow from operations excluding working capital (CFFO) amounted to $2,378 million and $3,798 million, with higher refining margins offsetting the decline in petrochemical margins.

Marketing & Services	2025	2024	2025 vs 2024
Sales (kb/d)[2]	1,276	1,342	-5%
Adjusted net operating income (M$)	1,373	1,360	+1%
Cash flow from operations excluding working capital (CFFO)[1] (M$)	2,425	2,319	+5%
Cash flow from operating activities (M$)	2,835	2,901	-2%

For full year 2025, adjusted net operating income was stable and cash flow from operations excluding working capital (CFFO) amounted to $2,425 million, up 5%, with the improvement in unit margins more than offsetting a 5% decline in volumes.

(1) Refer to glossary 49-50. (2) Excludes trading and bulk refining sales.

14-15

Results & Outlook TotalEnergies SE results and proposed dividend Net income for TotalEnergies SE, the parent company, amounted to €13,721 million in 2025, compared to €15,275 million in 2024. Given the Company’s strong cash-flow generation and solid balance sheet despite uncertain environment, the Board of Directors will propose to the Annual Shareholders’ Meeting on May 29, 2026, the distribution of a final 2025 dividend of €0.85/share, bringing the full-year 2025 dividend to €3.40/share, up 5.6% from the 2024 dividend, reflecting the share buybacks executed in 2025 ($7.5 billion for a 55% payout). The Board also confirmed the 2026 share-buyback guidance of $3 billion to $6 billion for an oil price between $60 and $70/b and an exchange rate around $1.20/€. Considering the uncertain price environment, it authorized $750 million of buybacks in the first quarter 2026, consistent with the budget assumption ($60/b), thereby preserving the flexibility to adjust the level of buybacks during 2026 depending on price developments. Outlook At the beginning of 2026, oil markets remain volatile in a constantly evolving geopolitical environment. Fundamentals, however, remain unchanged: global demand is expected to grow by around 0.9 million barrels per day (IEA – January 2026), driven by activity in non-OECD countries and by petrochemical demand; at the same time, non-OPEC supply growth is slowing, while OPEC+ has decided to maintain its quota policy at the beginning of 2026. European gas prices for the first quarter on forward markets are hovering around $11-12/MBtu, reflecting strong winter consumption and storage levels below the seasonal averages observed since 2022. In 2026, the Company intends to continue implementing its balanced and profitable transition strategy, anchored on its two growth pillars: hydrocarbons and electricity. The Company plans to increase its overall energy production (oil, gas and electricity) by 5% over the year while continuing to reduce emissions from its operations, with a target of achieving a 70% reduction in methane emissions in 2026 compared with 2020. For its first growth pillar, TotalEnergies expects to increase its oil and gas production by 3% in 2026, supported by the ramp-up of projects started in 2025, the anticipated start-ups in 2026 (notably Lapa in Brazil, Ratawi in Iraq, North Field East in Qatar, TFT II & South in Algeria, Tilenga in Uganda). These new barrels support a 7% increase in cash flow at $60/b, higher than production growth. The Company intends to maintain its competitive advantage by keeping production costs below $5/b through strong operational discipline. In the first quarter of 2026, hydrocarbon production is expected to be above 2.6 Mboe/d. At the start of the year, refining margins are hovering around $5/b in a context of volatile crude prices. The Company expects to benefit from the improved availability of certain units that underperformed in 2025 and therefore anticipates an increase in refinery utilization rates to around 88% in the first quarter of 2026, in the absence of major shutdowns. Integrated LNG is expected to continue its growth in 2026 with the start-up of the North Field East project in Qatar (2 Mtpa of offtake) and Costa Azul on the North American Pacific coast (1.7 Mtpa of offtake). This growth, combined with LNG sales of over 44 Mt in 2026, should offset the expected decline in LNG prices and enable the segment to generate, at $60/b (Brent) and $10/MBtu (TTF), cash flow equivalent to that generated in 2025. Given recent oil and gas price trends and the lag effect on pricing formulas, TotalEnergies anticipates an average LNG sales price close to $8.5/MBtu in the first quarter of 2026. For its second growth pillar, TotalEnergies plans to increase its electricity production by around 25% in 2026 to exceed 60 TWh, considering in particular the completion of the EPH acquisition, expected mid-2026, which will enable the Company to accelerate its gas-to-power integration strategy in Europe. For the year, Integrated Power cash flow is expected to exceed $3 billion for investments of $2.5-3 billion. In 2026, TotalEnergies expects net investments of around $15 billion, including about $3 billion dedicated to low-carbon energies, mainly electricity. Reintegrating the annual equivalent of more than $1 billion over five years linked to the acquisition of EPH’s flexible power assets in shares, the planned investment effort in low-carbon energies thus amounts to around $4 billion in 2026. The Company is implementing its multi-year cash-savings plan (Capex + Opex), now targeting $12.5 billion over 2026–2030, including $2.5 billion planned for 2026. Under a scenario of $60/b Brent, $10/MBtu TTF and $5/b ERM, the Company expects to generate cash flow above $26 billion, supported by accretive production growth, improved Downstream performance and growth in Integrated Power. In this environment, the Company should maintain an attractive shareholder return while preserving the strength of its balance sheet, with a targeted gearing ratio of around 15% at end-2026. Based on the seasonality observed in recent years, a temporary increase of around $2-3 billion in working capital requirements is expected in the first quarter of 2026. TotalEnergies Combined Shareholders’ Meeting 2026

4

Composition of the Board of Directors of TotalEnergies SE

Directors in office as of March 18, 2026



Mr. Patrick Pouyanné
Chairman and Chief Executive Officer



Mr. Jacques Aschenbroich
Independent director
Lead Independant Director
Chairman of the Board of Directors of Orange



Ms. Marie-Christine Coisne-Roquette
Director
Permanent Representative of Colam Entreprendre S.A.S. and Chairwoman of the Steering Committee of Sonepar SAS



Ms. Lise Croteau
Independent director



Ms. Marie-Ange Debon
Independent director
Chairwoman and Chief Executive Officer of the La Poste group



Ms. Valérie Della Puppa-Tibi
Director representing employee shareholders



Mr. Romain Garcia-Ivaldi
Director representing employees



Mr. Glenn Hubbard
Independent director
Russell L. Carson Professor of Finance and Economics, Columbia University, and Chairman of the Board, MetLife, Inc.



Ms. Anelise Lara
Independent director



Ms. Helen Lee Bouygues
Independent director



Mr. Laurent Mignon
Independent director
Chairman of the Executive Board (Président du Directoire) of Wendel



Mr. Dierk Paskert
Independent director



Mr. Angel Pobo
Director representing employees

Summary presentation of the Committees as of March 18, 2026

Audit Committee	Governance and Ethics Committee	Compensation Committee	Strategy & CSR Committee
5 members	3 members	3 members	6 members
75% independent members[a]	67% independent members	100% independent members[a]	60% independent members[a]
Lise Croteau* **	Jacques Aschenbroich*	Dierk Paskert*	Patrick Pouyanné*
Marie-Christine Coisne-Roquette	Marie-Christine Coisne-Roquette	Jacques Aschenbroich	Jacques Aschenbroich
Romain Garcia-Ivaldi[b]	Laurent Mignon	Angel Pobo[b]	Marie-Christine Coisne-Roquette
Glenn Hubbard			Marie-Ange Debon
Helen Lee Bouygues			Valérie Della Puppa-Tibi[c]
			Anelise Lara

(a) Excluding the director representing employee shareholders and the directors representing employees, in accordance with the recommendations of the AFEP-MEDEF Code (point 10.3).
(b) Director representing employees.
(c) Director representing employee shareholders.
* Chair of the Committee.
** Financial expert.

16-17

61 years
Average age of directors

13
directors

1
Lead Independent Director

1
director representing employee shareholders

5.1 years
Average length of service on the board

Composition of the Board as of March 18, 2026

2
directors representing employees

80%
Independent directors[(a)]

54.5%
Women[(b)]

45.5%
Men[(b)]

5
nationalities represented

(a) Excluding the director representing employee shareholders and the directors representing employees, in accordance with the recommendations of the AFEP-MEDEF Code (point 10.3).
(b) As from fiscal year 2026, the proportions of women and men are calculated excluding directors representing employees but taking into account the director representing employee shareholders in accordance with the Ordinance of October 15, 2024 transposing into French law the directive (EU) of November 23, 2022 (known as the "Women on Board" directive). For the 2025 fiscal year, the proportions of women and men calculated excluding directors representing employees pursuant to Article L. 225-27-1 of the French Commercial Code and directors representing employee shareholders pursuant to Articles L. 225-23 and L. 22-10-5 of the French Commercial Code, were 45.5% for women and 54.5% for men, respectively.

	Personal information				Experience	Position on the Board				Participation in Board committees
As of March 18, 2026	Age	Sex	Nationality	Number of shares[(a)]	Number of directorships[(b)]	Independence[(a)]	Initial date of appointment	Term of office expires	Length of service on the Board	
Patrick Pouyanné Chairman and Chief Executive Officer	62	M		578,895	1		2015	2027	11	•
Jacques Aschenbroich Lead Independent Director	71	M		1,000	2	•	2021	2027	5	•
Marie-Christine Coisne-Roquette	69	F		5,800	1		2011	2026	15	•
Lise Croteau	65	F		1,100	2	•	2019	2028	7	•
Marie-Ange Debon	60	F		1,574	1	•	2024	2027	2	•
Valérie Della Puppa-Tibi Director representing employee shareholders	57	F		30	0	n/a	2025	2028	1	•
Romain Garcia-Ivaldi Director representing employees	37	M		178	0	n/a	2020	2026	6	•
Glenn Hubbard	67	M		1,000	1	•	2021	2027	5	•
Anelise Lara	64	F		1,000	1	•	2023	2026	3	•
Helen Lee Bouygues	53	F		1,000	1	•	2025	2028	1	•
Laurent Mignon	62	M		1,000	2	•	2025	2028	1	•
Dierk Paskert	64	M		2,200	0	•	2023	2026	3	•
Angel Pobo Director representing employees	56	M		1,091	0	n/a	2020	2026	6	•

(a) As of December 31, 2025. (b) Number of directorships held by the director at listed companies outside his or her group, including foreign companies, assessed in accordance with the recommendations of the AFEP-MEDEF Code, point 20.

TotalEnergies Combined Shareholders' Meeting 2026

18-19

TotalEnergies Combined Shareholders’ Meeting 2026 Board of Directors’ report on the proposed resolutions submitted to the Shareholders' Meeting Ladies and Gentlemen, We have convened this Ordinary and Extraordinary Shareholders’ Meeting in order notably to submit for your approval, the resolutions regarding the annual financial statements, the allocation of earnings and the setting of the dividend for the fiscal year ended December 31, 2025, the authorization to trade in the Corporation’s shares, the agreements covered by Articles L. 225-38 et seq. of the French Commercial Code. We also submit for your approval the renewal of the term as director of Ms. Marie-Christine Coisne-Roquette, Ms. Anelise Lara, Mr. Dierk Paskert, the appointment of Mr. Slawomir Krupa to replace Mr. Mark Cutifani, who announced his decision not to seek the renewal of his term of office for personal reasons. We also submit for your approval the information relating to the compensation of executive and non-executive directors (“mandataires sociaux”), as well as the compensation policy applicable to the directors. In addition, we submit for your approval the fixed, variable and extraordinary components making up the total compensation and the in-kind benefits paid during the fiscal year 2025 or allocated for that year to Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, as well as the approval of the compensation policy applicable to him. Various financial authorizations are submitted for your approval, together with an authorization granted to your Board of Directors to delegate to it the competence to carry out capital increases reserved for employees who are members of a company or group savings plan. Finally, we propose you to approve certain amendments to the Articles of Association of the Corporation, on the one hand to reflect in Article 11 the legal and regulatory provisions transposing Directive (EU) 2022/2381, known as the ‘Women on Board’ Directive, and on the other hand to revise in Articles 12 and 15 the Articles of Association’s age limits applicable to the position of the Chairman and to the position of the Chief Executive Officer. A total of 21 resolutions is submitted by your Board of Directors to your Shareholders’ Meeting for a vote.

20-21 Board of Directors' report on the proposed resolutions Your Board of Directors decided to include on the agenda of the Shareholders’ Meeting on May 29, 2026, a formal item for debate (without a resolution submitted to shareholder vote) concerning the report on the implementation of the Corporation’s ambition with respect to sustainable development and energy transition. (1) It should be noted, however, that the interim dividends and the final dividend are included in the reference tax income for the year in which they are received, serving as the basis for calculating the exceptional contribution on high incomes. This is due at a rate of 3% on the fraction of the reference tax income between €250,001 and €500,000 (for single, divorced or widowed taxpayers) or between €500,001 and €1,000,000 (for taxpayers subject to joint taxation) and at a rate of 4% above that. The differential contribution on high incomes introduced, for the same taxpayers, by the Finance Act for 2025, and aimed at ensuring a minimum tax of 20%, has also been extended by the Finance Act for 2026 until the taxation of income for the year in which the general budget deficit becomes less than 3% of gross domestic product. (2) The taxpayer may opt, expressly and irrevocably before the deadline for his or her return and in a global manner in respect of all of his or her income as defined in Article 200 A 1 of the French General Tax Code, for the taxation of his or her income within the scope of the single flat-rate levy at the progressive income tax scale in accordance with Article 200 A, 2 of the French General Tax Code. For the income tax due for the year 2026 and subsequent years, the option is no longer irrevocable, i.e. the taxpayer can waive it a posteriori if it turns out that it is ultimately more unfavorable to him. RESOLUTIONS n°1 and n°2 Approval of the statutory and consolidated financial statements for the year ended December 31, 2025 Resolutions 1 and 2 respectively aim to approve the statutory financial statements and the consolidated financial statements for the year ended December 31, 2025. RESOLUTION n°3 Appropriation of profit and determination of the dividend for the year ended December 31, 2025 The purpose of resolution 3 is to determine the appropriation of profit and to set the dividend for the year ended December 31, 2025. You are proposed to set and approve the distribution of an ordinary dividend for the year ended December 31, 2025, of €3.40 per share, representing an increase of 5.6% compared to the dividend of €3.22 per share for the year 2024. We would like to remind you that three interim ordinary dividends, each amounting to €0.85 per share, were paid in cash. As a result, the final ordinary dividend to be distributed for the year ended December 31, 2025 would be €0.85 per share. It would be detached from the share on June 30, 2026 and paid in cash on Euronext on July 2, 2026 and on the New York Stock Exchange on July 22, 2026. The total amount of the dividend for the 2025 fiscal year would amount to €7,414,366,634.60, i.e.: › €3,662,201,323.25, paid in respect of the first and second interim dividends for the 2025 fiscal year (€1,841,109,954.35 and €1,821,091,368.90 respectively); › €1,827,872,152.95, the maximum amount that may be paid on April 2, 2026 as part of the third interim dividend for the 2025 fiscal year; and › €1,924,293,158.40, an amount that may be paid to the maximum number of shares that could be entitled to the payment of the final dividend for the 2025 fiscal year, i.e. 2,263,874,304 shares corresponding to: • 2,206,585,543 shares comprising the share capital of TotalEnergies SE on December 31, 2025, less treasury shares held for cancellation, i.e. 56,147,716 shares as of December 31, 2025, • 18,000,000 shares, the maximum number of shares that may be issued under the share capital increase reserved for employees decided by the Board of Directors on September 24, 2025, the indicative completion date of which has been set for June 11, 2026, and entitling the employee to the final dividend for the 2025 fiscal year, and • 95,436,477 shares, number of shares to be issued in connection with the EPH transaction, if it were to be finalized before June 30, 2026. It is specified that if, at the time of payment of the third interim dividend and the final ordinary dividend, the number of shares giving entitlement to an ordinary dividend for the fiscal year ended December 31, 2025 is less than the maximum number of shares eligible for the above-mentioned dividend, due to the Corporation’s repurchase of its own shares and following a share capital increase reserved for employees below the maximum amount referred to above, the profit corresponding to the third interim dividend and the final ordinary dividend that has not been paid in respect of these shares will be allocated to the "retained earnings" account. In addition, it is specified that for shareholders who are natural persons domiciled in France for tax purposes, the three interim dividends on ordinary dividend and the final ordinary dividend for the fiscal year ended December 31, 2025 are subject, when they are paid, to a non-definitive withholding tax at the rate of 12.8% on their gross amount, as an advance payment of income tax as well as social security contributions at the rate of 18.6% since January 1st, 2026 (17.2% before this date). This withholding tax is deductible from the single flat-rate withholding tax due at the same rate of 12.8%, which constitutes a final tax under Article 200 A, 1 A 1° of the French General Tax Code(1). However, at the general option(2) of the shareholders, dividends may be taxed at the progressive income tax rate. In this case, the interim dividends and the final dividend are eligible for the 40% allowance provided for in Article 158 3 2° of the French General Tax Code. The 12.8% non-discharging withholding tax is deductible from the income tax of the year in which the dividend is received. If it exceeds the tax due, it is refunded. Resolutions within the remit of the Ordinary Shareholders’ Meeting Item to the agenda of the Shareholders’ Meeting (without resolution submitted to the shareholders’ vote)

In addition, in accordance with the third paragraph of Article 117 quarter of the French General Tax Code, natural persons belonging to a tax household whose reference tax income for the penultimate year is less than €50,000 for single, divorced or widowed taxpayers and €75,000 for taxpayers subject to joint taxation, may apply to be exempted from the non-discharging withholding tax of 12.8% under the conditions provided for in Article 242 quarter of the French General Tax Code.

The amount of ordinary and extraordinary dividends distributed for the previous three fiscal years as well as the amount of the dividend proposed at the Shareholders' Meeting for the 2025 fiscal year are set out below:

Period	Nature of the dividend	Gross dividend per share (in €)	Total Dividend (in € million)
2025	Interim[(a)]	0.85[(b)], 0.85[(c)], 0.85[(d)]	7,414.4[(e) (f)]
	Final[(a)]	0.85[(e)]	
	Total	**3.40[(e)]**	
2024	Interim[(a)]	0.79[(b)], 0.79[(c)], 0.79[(d)]	7,209.0
	Final[(a)]	0.85	
	Total	**3.22**	
2023	Interim[(a)]	0.74[(b)], 0.74[(c)], 0.74[(d)]	7,060.4
	Final[(a)]	0.79	
	Total	**3.01**	
2022	Ordinary Interim[(a)]	0.69[(b)], 0.69[(c)], 0.69[(d)]	9,448.1
	Exceptional[(a)]	1.00	
	Final[(a)]	0.74	
	Total	**3.81**	

(a) Amounts eligible for the 40% allowance benefiting natural persons resident for tax purposes in France, provided for in Article 158 3 2° of the French General Tax Code, in the event of an option for the progressive scale. (b) 1st interim. (c) 2nd interim. (d) 3rd interim. (e) Subject to approval by the Shareholders' Meeting on May 29, 2026. (f) The maximum amount that can be paid.

RESOLUTION n°4

Authorization granted to the Board of Directors, for a period of eighteen months, to operate on the Corporation's shares

Use of the authorization previously granted by the Shareholders' Meeting

As of February 28, 2026, 74,638,031 TotalEnergies shares were repurchased pursuant to the fourth resolution of the Shareholders' Meeting of May 23, 2025, allocated as follows:

- 67,267,626 TotalEnergies shares repurchased for cancellation pursuant to the twenty-third resolution of the Extraordinary General Meeting of May 25, 2022 and,
- 7,370,405 TotalEnergies shares repurchased to cover the share allocation plans decided by the Board of Directors using the authorizations granted by the Shareholders' Meeting.

Of the 67,267,626 TotalEnergies shares repurchased for cancellation referred to above, 10,697,410 TotalEnergies shares were cancelled on September 26, 2025 and 18,185,068 TotalEnergies shares were cancelled on February 13, 2026, the balance of the 74,620,711 shares cancelled on September 26, 2025 corresponding to shares repurchased for cancellation pursuant to the fourth resolution of the Shareholders' Meeting of May 24, 2024.

Summary of the requested authorisation

Purpose of the resolution	Ceiling as a % of share capital	Maximum purchase price per share	Duration	Possibility of use in the case of a public offer
Authorization to trade in the shares of the Corporation	10 %	€100	18 months	No

As the authorization granted by the Shareholders' Meeting of May 23, 2025 expires on November 24, 2026, we propose, in **resolution 4** of this Meeting, to authorize your Board of Directors to operate on the Corporation's shares within the limit of a maximum purchase price set at **€100** per share (excluding transaction costs) or the equivalent of this amount on the same date in any other currency. Following the listing of TotalEnergies' ordinary shares on the NYSE, it is proposed to allow the Corporation to repurchase its shares on the US market.

The acquisition, sale or transfer of these shares may be carried out by any means on regulated markets, multilateral trading facilities or over-the-counter (OTC), including by acquisition or disposal of blocks of shares, under the conditions authorized by the relevant market authorities at the date of the relevant transactions. In this context, these means include the use of any derivative financial instrument traded on regulated markets, multilateral trading or over-the-counter trading facilities and the implementation of optional strategies.

These transactions would be carried out within the framework of Article L. 22-10-62 of the French Commercial Code. The transactions may be carried out at any time, in compliance with the regulations in force on the date of the relevant transactions, excluding periods of public offerings on the Corporation's capital.

Pursuant to the provisions of Article L. 22-10-62 of the French Commercial Code, the maximum number of shares that may be purchased under this authorization may not exceed **10%** of the total number of shares comprising the share capital on the date this authorization is used. This 10% limit applies to an amount of the Corporation's share capital which will, if necessary, be adjusted to take into account the transactions that have affected the share capital after this Meeting, as the acquisitions made by the Corporation may not under any circumstances lead it to hold, directly or indirectly through subsidiaries, more than 10% of the share capital.

In addition, in accordance with the sixth paragraph of Article L. 22-10-62 of the French Commercial Code, the number of shares acquired by the Corporation with a view to their subsequent delivery in payment or exchange in the context of a merger, demerger or contribution may not currently exceed 5% of its share capital.

On an indicative basis, as of February 28, 2026, among the 2,188,400,475 shares comprising the share capital, the Corporation directly held 49,081,518 shares. As a result, the maximum number of shares that the Corporation may buy back is 169,758,529 shares and the maximum amount that it would have to pay to acquire these shares is €16,975,852,900.00 (excluding transaction costs).

TotalEnergies Combined Shareholders' Meeting 2026

22-23 Board of Directors' report on the proposed resolutions The authorization subject to resolution 4 would be granted for a period of eighteen months from the current Meeting and would render ineffective, up to the amount of the unused portion, the authorization granted by the Shareholders’ Meeting on May 23, 2025 (resolution 4). RESOLUTION n°5 Regulated agreements and undertakings referred to in Article L. 225-38 et seq. of the French Commercial Code The purpose of the resolution 5 is to submit for your approval the special report of the statutory auditors on regulated agreements and undertakings referred to in Article L. 225-38 et seq. of the French Commercial Code which mentions no new agreements. RESOLUTIONS n°6 to n°9 Renewal of the terms of office of Ms. Marie-Christine Coisne-Roquette, Ms. Anelise Lara and Mr. Dierk Paskert as directors Your Board of Directors proposes, under the terms of resolutions 6 to 8, to renew the terms of office as directors of directors of Ms. Marie-Christine Coisne-Roquette, Ms. Anelise Lara and Mr. Dierk Paskert for a three-year term ending at the close of the Shareholders' Meeting called to approve in 2029 the financial statements for the fiscal year ending December 31, 2028. Ms. Marie-Christine Coisne-Roquette, a French national, has been a director of TotalEnergies SE since May 13, 2011, a member of the Governance and Ethics Committee, the Audit Committee and the Strategy & CSR Committee, and a former lead independent director of your Company. As a non-independent director within the meaning of the Afep-Medef Code due to her length of service on the Board, the Board considered that Ms. Marie-Christine Coisne-Roquette's experience is beneficial to its work and that of its Committees. Indeed, her length of service on the Board of Directors and the important roles she held have led Ms. Marie-Christine Coisne-Roquette to participate in various important stages in the life of the Company and have given her a detailed understanding of the Company's businesses, its challenges, and its teams. The Board also noted that the Board of Directors has a high level of independence (82% according to the Afep-Medef Code)(1), in line with the highest standards. Finally, the renewal of her term of office as a director will allow the Board to continue to benefit from her international experience as a lawyer and a corporate executive, her skills in risk manager, as well as her knowledge of the electrical equipment distribution sector. Ms. Anelise Lara, a Brazilian national, has been an independent director of TotalEnergies SE since May 26, 2023 and a member of the Strategy & CSR Committee. She has extensive experience in the Oil & Gas and Gas & Power sectors, which usefully complements the various skills present on the Board. Her knowledge of Brazil is also beneficial given the significant capital invested by the Company in that country in both hydrocarbons and renewable energies. Ms. Anelise Lara is also committed to diversity, helping young women advance in their careers. Mr. Dierk Paskert, a German national, has been an independent director of TotalEnergies SE since May 26, 2023, and is a member of the Compensation Committee. Until the end of 2022, he was CEO of Encavis AG, a German-listed renewable electricity producer. He has held several positions at E.ON, a major German utility company. Mr. Dierk Paskert thus has extensive experience in the electricity and renewable energy sectors, which contributes to the Board's support for the Company's transformation. Appointment of a new director Your Board of Directors propose under resolution 9, upon the proposal of the Governance and Ethics Committee, to appoint Mr. Slawomir Krupa as a director, for a three-year term, to expire at the end of the Shareholders’ Meeting to be held in 2029 to approve the financial statements for the year ending December 31, 2028. A graduate of the Paris Institut d’Études Politiques, Mr. Slawomir Krupa, 51 years old, of Polish, French and American nationalities, has been Chief Executive Officer and Board member of Société Générale Group since May 2023. After various functions within the General Inspection, he joined the Corporate and Investment Banking Division as Director of Strategy and Development, then Head of Central and Eastern Europe, Middle East and Africa, and Deputy Director of Financing. He is named CEO of SG Americas Inc. in January 2016 and Head of the Americas region. In January 2021, he joined the General Management of Société Générale Group as Head of Global Banking and Investor Solutions. Mr. Slawomir Krupa will be able to bring to the Board the benefit of his expertise in finance and markets and his highly international background, particularly his experience in the United States. The Board of Directors points out that the directors of TotalEnergies SE have different profiles. They are present, active and involved in the work of the Board of Directors and the Committees in which they participate. The complementarity of their professional experience and their skills are all assets for the quality of the deliberations of the Board of Directors in the context of the decisions it is called upon to make. (1) As at 12/31/2025.

TotalEnergies Combined Shareholders’ Meeting 2026 Board of Directors' report on the proposed resolutions At the end of the Shareholders’ Meeting on May 29, 2026, if the proposed resolutions are approved, the Board of Directors will be composed of 14 members, including 8 French and 6 foreigners. The proportion of independent directors in the meaning of the Afep-Medef Code will be 82%. The proportions of women and men will be of 50% each (calculated in accordance with current legislation). RESOLUTIONS n°10 to n°13 Compensation of the executive and non-executive directors (“mandataires sociaux”) Approval of the information relating to the compensation of executive and non-executive directors (“mandataires sociaux”) mentioned in paragraph I of Article L. 22-10-9 of the French Commercial Code. In the resolution 10, your Board of Directors proposes that you approve, in accordance with Article L. 22-10-34 II of the French Commercial Code, the information relating to the compensation of executive and non-executive directors mentioned in paragraph I of Article L. 22-10-9 of the French Commercial Code as presented in the report on corporate governance covered by Article L. 225-37 of the French Commercial Code and included in the Corporation’s 2025 Universal Registration Document (Chapter 4, points 4.3.1.2 and 4.3.2.1). Approval of the compensation policy applicable to directors The purpose of resolution 11 is to submit for your approval the compensation policy applicable to Board’s members of the Corporation, presented in the report on corporate governance covered by Article L. 225-37 of the French Commercial Code and included in the Corporation’s 2025 Universal Registration Document (Chapter 4, point 4.3.1). After reviewing the benchmark conducted on CAC40 companies with a compensation allocation structure among Directors comparable to that of TotalEnergies, the Board of Directors decided to change the allocation rules of the compensation to Directors as of fiscal year 2026, as specified in the corporate governance report referred to in Article L. 225-37 of the French Commercial Code included in the Corporation's 2025 Universal Registration Document (Chapter 4, point 4.3.1). Your Board of Directors proposes to approve this change in the allocation rules of the compensation, which will not affect the maximum annual envelope of €2,150,000 previously approved by your Shareholders’ Meeting. Approval of the fixed, variable and extraordinary components making up the total compensation and the in-kind benefits paid during the fiscal year 2025 or allocated for that year to Mr. Patrick Pouyanné, Chairman and Chief Executive Officer In the resolution 12, it is proposed, in accordance with Article L. 22-10-34 II of the French Commercial Code, that you approve the fixed, variable and extraordinary components of the total compensation and the in-kind benefits paid during the fiscal year 2025 or allocated for that year to Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, as presented in the report on corporate governance covered by Article L. 225-37 of the French Commercial Code and included in the Corporation’s 2025 Universal Registration Document (Chapter 4, point 4.3.2.1). Your Board of Directors reminds you that payment to the Chairman and Chief Executive Officer of the variable component due in respect of the fiscal year ended December 31, 2025 is conditional on this Shareholders Meeting’s approval of the components of the Chairman and Chief Executive Officer’s compensation under the conditions stipulated in Article L. 22-10-34 of the French Commercial Code. Approval of the compensation policy applicable to the Chairman and Chief Executive Officer In the resolution 13, your Board of Directors proposes that you approve, in accordance with Article L. 22-10-8 II of the French Commercial Code, the compensation policy applicable to the Corporation’s Chairman and Chief Executive Officer, as presented in the report on corporate governance covered by Article L. 225-37 of the French Commercial Code and included in the Corporation’s 2025 Universal Registration Document (Chapter 4, point 4.3.2.2). Your Board reminds you that, in the context of the renewal of the Chairman and Chief Executive Officer's term of office at the Shareholders’ Meeting on May 24, 2024, and the setting of the Chairman and Chief Executive Officer's compensation policy, it announced that, for the entire duration of the new term (2024 to 2026), the annual base salary (1,550,000 EUR), the structure and amount of the annual variable component applicable during the previous term, as well as the allocation of performance shares per year (140,000), will remain unchanged.

24-25 Board of Directors' report on the proposed resolutions Resolutions within the remit of the Extraordinary Shareholders’ Meeting Financial authorizations relating to the Corporation’s share capital You granted the Board of Directors, at the Shareholders’ Meeting on May 24, 2024, delegations of competence to complete share capital increases. These financial delegations of competence and powers expiring on July 24, 2026, we propose under resolutions 14, 15, 16, 17 and 19 to renew them, for a period of twenty-six months, as a replacement for the delegations previously granted. In addition, we propose to submit to the Shareholders' Meeting a separate resolution 18 relating to share capital increases carried out in consideration for contributions of securities in the context of public exchange offers for a period of twenty-six months, whereas this option was until now included in the delegation of share capital increases by public offering in resolution 15. This change is in line with a view to clarifying and improving the readability of the financial authorizations granted by the Shareholders' Meeting, taking into account the specific characteristics of public exchange offer operations. The purpose of these delegations of competence and powers is to give the Board of Directors the necessary flexibility to complete the most appropriate financing transactions based on market conditions and the Corporation’s needs, where applicable, in addition to bank or bond financing. These delegations would enable the issuance of shares and securities providing access immediately or in the future to the Corporation’s share capital, by maintaining or canceling shareholders’ preemptive subscription rights, depending on the opportunities offered by the financial markets as well as the interests of the Corporation and its shareholders. We are also reminding you that, pursuant to Article L. 225-132 of the French Commercial Code, the decision to issue securities providing access to the Corporation’s share capital automatically entails the waiver by shareholders of their preemptive subscription right to the equity securities to which the securities that could be issued would give right, immediately and/or in the future, to the benefit of the holders of these securities. The Board of Directors may not, except with the prior authorization of the Shareholders’ Meeting, make use of these delegations of authority and powers as from the filing by a third party of a proposed public offer for the securities of the Corporation and until the end of the offer period. Employee shareholding plans As part of the Company’s policy of developing employee shareholding, we propose in resolution 20 to renew to the Board of Directors its competence to implement a share capital increase reserved to members of a company or group savings plan, for a period of twenty-six months, as a replacement of the delegation previously granted. Details of the use of previous authorizations granted to the Board of Directors can be found in the section “Delegations of authority and powers granted to the Board of Directors with respect to share capital increases” of the notice of meeting.

Table summarizing the maximum amounts of the authorizations requested

Nature of the securities	Ceiling expressed as % of the share capital[a]	Resolutions	Expiry date and duration of the authorization granted to the Board of Directors
Debt securities giving access to the share capital	**An aggregate ceiling for securities of €10bn**	**14th, 15th, 16th, 18th and 19th** resolutions	July 29, 2028 **26 months**
Issuance of shares	An aggregate ceiling of **50% of the share capital**[b] for all share capital increases, which is also the ceiling for share capital increases **with preemptive subscription rights**, with the following being deducted from this amount:	**14th** resolution	July 29, 2028 **26 months**
	1/ a specific ceiling of **10% of the share capital**[c], for issuances **with cancellation of the preemptive subscription rights**, which is also the ceiling for share capital increases with cancellation of preemptive subscription rights by public offering, against which the following are deducted:	**15th** resolution	July 29, 2028 **26 months**
	1a/ a sub-ceiling of 10%[c] **of the share capital**, to issue, through an offer pursuant to Article L. 411-2 1° of the French Monetary and Financial Code, shares and securities resulting in a share capital increase, with **cancellation of the shareholders' preemptive subscription right**	**16th** resolution	July 29, 2028 **26 months**
	1b/ a sub-ceiling within the limit of **15% of the initial issuance** completed under the 15th or 16th resolution	**17th** resolution	July 29, 2028 **26 months**
	1c/ a sub-ceiling of 10%[c] **of share capital**, with a view to issuing ordinary shares and/or securities as consideration for the contribution of securities in the event of a public exchange offer initiated by the Corporation	**18th** resolution	July 29, 2028 **26 months**
	1d/ a sub-ceiling of **10%**[c] **of the share capital** in consideration for contributions in kind where the provisions of Article L. 22-10-54 of the French Commercial Code are not applicable	**19th** resolution	July 29, 2028 **26 months**
	2/ a specific ceiling representing **1.5%**[d] **of the share capital** on the date the Board decides the issuance of share capital increases reserved to employees who are members of a company or group savings plan	**20th** resolution	July 29, 2028 **26 months**

(a) The percentage of the share capital is assessed on the day on which the Board decides to proceed with the transaction. This ceiling will apply to an amount of the Corporation's share capital which will, if necessary, be adjusted according to the transactions affecting it after the date of this report. (b) For information purposes, *i.e.* approximately €2.7 billion on the basis of the share capital as of February 28, 2026. (c) For information purposes, *i.e.* approximately €547 million based on the share capital as of February 28, 2026. (d) For information purposes, *i.e.* 32,826,007 shares, based on the share capital as of February 28, 2026 divided into 2,188,400,475 shares.

RESOLUTION n°14

Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the share capital either by issuing ordinary shares and/or securities giving access to the Corporation's share capital or by incorporation of reserves, earnings or other, with maintenance of the shareholders' preemptive subscription right

Summary of the delegation of competence requested

Purpose of the resolution	Ceiling expressed as % of the share capital	Shareholders' preemptive subscription right	Duration	Possibility to make use in the case of a public offer
Share capital increase by issuance of shares and/or securities or by incorporation of reserves, earnings or other	**50% of share capital**[a]	Maintained	26 months	No
Issuance of debt securities giving access to the share capital	€10bn[b]			

(a) *i.e.* approximately €2.7 billion as of February 28, 2026. (b) Or its equivalent in any other currency on the date of issuance. This ceiling is common to **resolutions 14, 15, 16, 18 and 19**.

TotalEnergies Combined Shareholders' Meeting 2026

26-27 Board of Directors' report on the proposed resolutions RESOLUTION n°15 Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the share capital, within the framework of a public offering, by issuing ordinary shares and/or transferable securities giving access to the Corporation’s share capital, with cancellation of the shareholders’ preemptive subscription right. Summary of the delegation of competence requested We request under resolution 14, and pursuant to Articles L. 225-129, L.225−129-2 and L.228-91 et seq. of the French Commercial Code, that you delegate to your Board of Directors the competence to decide one or more share capital increases by issuing ordinary shares and/or securities giving access, immediately and/or in the future, to part your Corporation’s share capital, with maintenance of the shareholders’ preemptive subscription right. This delegation of competence would enable the Corporation to complete share capital increases, maintaining the shareholders’ preemptive subscription right, primarily to finance cash transactions, where applicable, in addition to bank or bond financing. Share capital increases implemented pursuant to this delegation may be completed by way of a cash contribution or incorporation of premiums, reserves, earnings or other whose capitalization shall be authorized by law and the bylaws, in the form of grant of free shares or an increase in the nominal value of existing shares. The maximum nominal amount of the share capital increases that may be completed under the resolution 14 may not exceed the aggregate ceiling of 50% of the share capital existing on the date of the meeting of the Board of Directors deciding on the issuance (this limit applies to an amount of the Corporation’s capital which will be, where applicable, adjusted for transactions affecting share capital after the date of this report). Moreover, the total nominal amount of the share capital increases that may be completed under resolutions 15, 16, 17, 18, 19 and 20 shall be deducted from this aggregate ceiling. The delegation contemplated under resolution 14 would be granted for a period of twenty-six months from the date of this Meeting and would render ineffective, up to the unused portion, the delegation granted by the Shareholders' Meeting of May 24, 2024 (resolution 17). Purpose of the resolution Ceiling expressed as % of the share capital Shareholders’ preemptive subscription right Duration Possibility to make use in the case of a public offer Share capital increase through a public offer 10% of share capital(a) Cancelled 26 months No (a) indicatively approximately €547 million as of February 28, 2026. We request under the resolution 15, and pursuant to the provisions of the articles referred above and Articles L. 225- 135 and L. 22-10-52 of the French Commercial Code, that you delegate to your Board of Directors the competence to decide one or more share capital increases by issuing ordinary shares and/or securities giving access, immediately and/or in the future, to part of the Corporation’s share capital, with cancellation of the shareholders’ preemptive subscription right. This resolution would allow for a share capital increase by public offering and could also be used in issuance of securities giving access to the capital or issuances abroad. However, this resolution does not include the possibility to complete a share capital increase through an offer pursuant to Article L. 411-2 1° of the French Monetary and Financial Code among qualified investors or a restricted circle of investors, which is addressed by a separate resolution. We also request that you delegate to your Board of Directors the ability to establish a priority subscription period for the benefit of shareholders, the minimum duration is set at three trading days pursuant to Article L. 22-10-51 of the French Commercial Code. In addition, we hereby inform you that, pursuant to Article L. 22-10-52 1° of the French Commercial Code, the issuance price of the shares issued pursuant to this delegation will be set by the Board of Directors and shall be at least equal to the volume-weighted average price over the last three trading days on the Euronext Paris market preceding the start of the offering, possibly reduced by a maximum discount of 10%. The total nominal amount of the share capital increases that may be completed immediately and/or in the future, pursuant to this resolution may not exceed 10% of the share capital existing on the date of the meeting of the Board of Directors deciding on the issuance (this limit applies to an amount of the Corporation’s share capital, as the case may be, adjusted to reflect any transactions affecting it after the date of this report), it being specified that the total nominal amount of these share capital increases shall be deducted from the aggregate ceiling for share capital increases authorized by this Meeting in the resolution 14. The delegation contemplated under resolution 15 would be granted for a period of twenty-six months from the date of this Meeting and would render ineffective, up to the unused portion, the delegation granted by the Shareholders’ Meeting of May 24, 2024 (resolution 18).

RESOLUTION n°16

Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to issue, through an offer referred to in Article L. 411-2, 1° of the French Monetary and Financial Code, ordinary shares and/or securities giving access to the share capital of the Corporation, resulting in a share capital increase, with cancellation of the shareholders' preemptive subscription right.

Summary of the delegation of competence requested

Purpose of the resolution	Ceiling expressed as % of the share capital	Shareholders' preemptive subscription right	Duration	Possibility to make use in the case of a public offering
Share capital increase through the offer referred to in Article L. 411-2 1° of the French Monetary and Financial Code	**10% of share capital**[(a)]	Cancelled	26 months	No

(a) *i.e.* approximately €547 million as of February 28, 2026.

We request under the **resolution 16**, and pursuant to the provisions of the forementioned articles, that you delegate to your Board of Directors the competence to decide one or more share capital increases by issuing ordinary shares and/ or securities giving access, immediately and/or in the future, to part of the Corporation's share capital, with cancellation of the shareholders' preemptive subscription right, through an offer referred to in Article L. 411–2 1° of the French Monetary and Financial Code.

This resolution would allow to complete share capital increases to the benefit of qualified investors or a restricted circle of investors to facilitate the Corporation's access to capital thanks to more favorable conditions of issuance or when the speed of operations is key to their success.

In addition, we inform you, pursuant to Article L. 22-10-52 1° of the French Commercial Code, that the issuance price of the shares issued pursuant to this delegation will be set by the Board of Directors and shall be at least equal to the volume-weighted average price over the last three trading days on the Euronext Paris market preceding the start of the offering, possibly reduced by a maximum discount of 10%.

The total nominal amount of share capital increases likely to be carried out in accordance with this resolution may not exceed **10% of the share capital** existing on the date of the meeting of the Board of Directors deciding on the issuance (this limit applies to an amount of the Corporation's share capital, as the case may be, adjusted to reflect any transactions affecting it subsequent to the date of this report), corresponding to the amount of the ceiling authorized in the **resolution 15** which it shall be deducted.

The delegation contemplated under **resolution 16** would be granted for a period of **twenty-six months** from the date of this Meeting and would render ineffective, up to the unused portion, the delegation granted by the Shareholders' Meeting on May 24, 2024 (resolution 19).

RESOLUTION n°17

Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the number of shares to be issued in the event of a share capital increase with cancellation of the shareholders' preemptive subscription right.

Summary of the delegation of authority requested

Purpose of the resolution	Ceiling expressed as % of the share capital	Shareholders' preemptive subscription right	Duration	Possibility to make use in the case of a public offering
Share capital increase in the event of excess demand	**15% of the initial issuance**	Cancelled	26 months	No

We request under **resolution 17**, and pursuant to the provisions of Articles L. 225-135-1 and R. 225-118 of the French Commercial Code, that you delegate to your Board of Directors the competence to increase the number of shares to be issued, at the same price as that adopted for the initial issuance, in case of excess demand.

In accordance with this resolution, your Board of Directors may, in the event of excess demand (if investor demand is higher than the amount initially offered), increase the number of shares to be issued in the case of a share capital increase with cancellation of the shareholders' preemptive subscription right, within the time limits and limits stipulated by the regulations in

TotalEnergies Combined Shareholders' Meeting 2026

28-29 Board of Directors' report on the proposed resolutions We request under resolution 18, and pursuant to Articles L. 225-129, L. 225-129-2, L. 22-10-54 and L. 228-91 et seq. of the French Commercial Code, that you delegate to your Board of Directors the competence to decide the issuance of ordinary shares and/or securities, as consideration for securities contributed as part of a public exchange offer made by the Corporation, in France or abroad in accordance with local regulations (including any transaction with the same effect as a public exchange offer or that may be treated in the same manner, for example in the context of a reverse merger or a scheme of arrangement) with cancellation of shareholders' preemptive subscription rights. This resolution would allow the issuance of securities of the Corporation in consideration for securities contributed as part of a public exchange offer initiated by the Corporation for securities meeting the conditions set out in Article L. 22-10-54 of the French Commercial Code (public exchange offer for the shares of a company whose shares are admitted to trading on a regulated market of a State party to the agreement on the European Economic Area or member of the Organization for Economic Co-operation and Development). The total nominal amount of share capital increases likely to be carried out in accordance with this resolution may not exceed 10% of the share capital existing on the date of the meeting of the Board of Directors deciding on the issuance (this limit applies to an amount of the Corporation’s share capital, as the case may be, adjusted to reflect any transactions affecting it subsequent to the date of this report), corresponding to the amount of the ceiling authorized in the resolution 15 against which it shall be deducted from. The delegation contemplated under resolution 18 would be granted for a period of twenty-six months from the date of this Meeting. force on the issuance date and completed under resolutions 15 and 16. We hereby inform you that the Board of Directors could decide to increase the number of shares to be issued within thirty days of the closing of the subscription and within the limit of 15% of the initial issuance, pursuant to Article R. 225-118 of the French Commercial Code. The delegation contemplated under resolution 17 would be granted for a period of twenty-six months from the date of this Meeting and would render ineffective, up to the unused portion, the delegation granted by the Shareholders' Meeting on May 24, 2024 (resolution 20). Purpose of the resolution Ceiling expressed as % of the share capital Shareholders’ preemptive subscription right Duration Possibility to make use in the case of a public offering Share capital increase in consideration for contributions in kind in the event of a public exchange offer 10% of share capital(a) Cancelled 26 months No (a) i.e. approximately €547 million as of February 28, 2026. Purpose of the resolution Ceiling expressed as % of the share capital Shareholders’ preemptive subscription right Duration Possibility to make use in the case of a public offering Share capital increase in consi-deration for contributions in kind 10% of share capital(a) Cancelled 26 months No (a) i.e. approximately €547 million as of February 28, 2026. RESOLUTION n°18 Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the capital by issuing ordinary shares and/or securities giving access to the Corporation’s share capital in consideration for contributions in kind in the event of a public exchange offer initiated by the Corporation. Summary of the delegation of authority requested RESOLUTION n°19 Delegation of powers granted to the Board of Directors, for a period of twenty-six months, to increase the capital by issuing ordinary shares and/or securities giving access to the Corporation’s share capital in consideration for contributions in kind granted to the Corporation, with cancellation of the shareholders’ preemptive subscription right. Summary of the delegation of authority requested We request under resolution 19, and pursuant to Article L. 22-10-53 of the French Commercial Code, that you delegate to your Board of Directors the powers to decide the issuance of ordinary shares and/or securities giving access, immediately and/or in the future, to part of the Corporation’s share capital in consideration for contributions in kind granted to the Corporation and consisting of equity securities and/ or securities giving access to the share capital of third-party companies as part of external growth operations and where the provisions of Article L. 22-10-54 of the French Commercial Code are not applicable.

TotalEnergies Combined Shareholders’ Meeting 2026 Board of Directors' report on the proposed resolutions The total nominal amount of share capital increases likely to be carried out in accordance with this resolution may not exceed 10% of the share capital existing on the date of the meeting of the Board of Directors deciding on the issuance (amount of the Corporation’s share capital, as the case may be, adjusted to reflect any transactions affecting it subsequent to the date of this report) corresponding to the amount of the ceiling authorized in the resolution 15 against which it shall be deducted from. The delegation contemplated under resolution 19 would be granted for a period of twenty-six months from the date of this Meeting and would render ineffective, up to the unused portion, the delegation granted by the Shareholders' Meeting on May 24, 2024 (Resolution 21). RESOLUTION n°20 Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to proceed to share capital increases, with cancellation of the shareholders’ preemptive subscription right, reserved to members of a company or group savings plan. Summary of the delegation of competence requested Purpose of the resolution Ceiling expressed as % of the share capital Shareholders preemptive subscription right Duration Possibility to make use in the case of a public offering Share capital increase reserved to members of a company or group plan 1.5% of share capital(a) Cancelled 26 months Yes (a) Established as of the date the Board of Directors decides to carry out the operation. We submit, pursuant to the provisions of Article L.  225-129-6 of the French Commercial Code, a resolution for share capital increases reserved for employees pursuant to the provisions, firstly, of Articles L. 225-129-6, L. 225-138 and L. 225-138-1 of the French Commercial Code, and, secondly, Articles L. 3332-18 et seq. of the French Labor Code. The purpose of this resolution 20 is to develop employee shareholding in the Company, allowing, where applicable, employees to subscribe for shares at a discounted price compared to TotalEnergies’ share price. We therefore request through this resolution: › on the one hand, that you delegate to your Board of Directors the competence to decide to increase the Corporation’s share capital, on one or more occasions, within the limit, identical to the amount approved by the Shareholders’ Meeting on May 23, 2025, of 1.5% of the share capital on the date of the meeting the Board of Directors decides to issue (representing 32,826,007 shares based on the share capital as of February 28, 2026), it being specified that the amount of the share capital issued in respect of this resolution 20 shall be deducted from the overall share capital increases authorized by this Meeting in the resolution 14, › and on the other hand, that you reserve the subscription of all the shares to be issued to the benefit of members of a company or group savings plan of the Corporation and French and foreign companies within the meaning of Article L. 225-180 of the French Commercial Code and Article L. 3344-1 of the French Labor Code, including the members mentioned in Article L.  3332-2 of the French Labor Code. We would also point out, that, pursuant to Article L. 3332-21 of the French Labor Code, this delegation would authorize TotalEnergies existing shares or shares to be issued by the Corporation to be granted to the beneficiaries mentioned above, in the following cases: › in respect of the supplement that could be paid in accordance with the rule(s) of the company or group savings plan, within the limits provided for in Articles L. 3332-11 et seq. of the French Labor Code; › and/or as a substitute for all or part of the discount referred to in paragraph 5° of this resolution, it being understood that the benefit resulting from this grant may not exceed the legal or regulatory limits pursuant to Article L.  3332-21 of the French Labor Code. The Board of Directors reminds you that this delegation will result in the cancellation of shareholders' preemptive subscription rights in favor of members of a company or group savings plan to which share capital increases would be reserved, including the members mentioned in Article L. 3332-2 of the French Labor Code. The subscription price of the shares to be issued may not be lower than the average of the last closing prices of TotalEnergies shares on Euronext Paris during the twenty trading sessions preceding the date of the Board of Directors’ meeting setting the opening date for subscriptions, possibly reduced by a maximum discount of 30%. The delegation contemplated under resolution 20 would be granted for a period of twenty-six months from the date of this Meeting and would render ineffective the unused portion of the delegation granted by the Shareholders’ Meeting of May 23, 2025 (resolution 15).

30-31 Board of Directors' report on the proposed resolutions The resolution n° 21 aims to allow for the adjustment of the Articles of Association on the following points: • Revision of the age limits of the Chairman duties and the Chief Executive Officer duties (articles 12 and 15 of the Articles of Association), • Update of the Articles of Association in accordance with the legal and regulatory provisions transposing Directive (EU) 2022/2381, known as the ‘Women on Board’ Directive, relating to the director representing employee shareholders (article 11 of the Articles of Association). Upon recommendation of the Governance and Ethics Committee, after reviewing the practices of CAC40 companies and international peers, your Board of Directors proposes that you revise the Articles of Association’s age limit applicable to the position of Chairman to increase it from 70 to 75 years old and that applicable to the position of Chief Executive Officer to increase it from 67 to 70 years old. RESOLUTION n°21 Amendments to the Articles of Association of the Corporation - Powers for formalities Previous wording New wording Article 12, para. 3, last sentence The Chairman’s rights and duties cease automatically no later than on the date of his or her 70th birthday. Article 12, para. 3, last sentence The Chairman’s rights and duties cease at the latest at the end of the Shareholders’ Meeting held to approve the financial statements of the financial year during which he or she reached the age of 75. Article 15.2), para. 3 The Chief Executive Officer must be less than 67 years old in order to exercise his or her duties. Upon reaching this age limit during the exercise of his or her duties, his or her appointment terminates automatically and the Board of Directors appoints a new Chief Executive Officer. Notwithstanding the foregoing, his or her duties as Chief Executive Officer are extended until the date of the meeting of the Board of Directors asked to appoint his or her successor. Subject to the age limit specified above, a Chief Executive Officer remains eligible for reappointment. Article 15.2), para. 3 The Chief Executive Officer’s duties cease at the latest at the end of the Shareholders’ Meeting held to approve the financial statements of the financial year during which he or she reached the age of 70. Subject to the age limit specified above, a Chief Executive Officer remains eligible for reappointment. Previous wording New wording Article 11, 11) Such Director shall be disregarded for the purposes of determining the maximum number of Directors stipulated under Article L. 225-17 of the French Commercial Code and for the purposes of applying the first paragraph of Article L. 225-18-1 of the said Code. Article 11, 11) Such Director shall be disregarded for the purposes of determining the maximum number of Directors stipulated under Article L. 225-17 of the French Commercial Code. Furthermore, following the transposition into French law of Directive (EU) 2022/2381, known as the “Women on Board” Directive, the Director representing employee shareholders will be taken into account as from 2026 for the calculation of the proportion of at least 40% of men and women on the Company’s Board of Directors, as provided for in the first paragraph of Article L. 225-18-1 of the French Commercial Code. Your Board of Directors proposes that you delete the provision in the Articles of Association relating to the exclusion of the Director representing employee shareholders for this calculation, in accordance with the new applicable legal and regulatory provisions. However, the Director representing employee shareholders will continue to be excluded for the calculation of the maximum number of 18 directors provided for in Article L. 225-17 of the French Commercial Code, hence the retention of this reference in the Articles of Association.

TotalEnergies Combined Shareholders’ Meeting 2026 Board of Directors' report on the proposed resolutions

32-33

1st RESOLUTION (Approval of the statutory financial statements for the fiscal year ended December 31, 2025) The shareholders‘ Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, after having reviewed the reports by the Board of Directors and the statutory auditors, approves the statutory financial statements for the fiscal year ended December 31, 2025, as presented to them, as well as the transactions reflected in these accounts and summarized in these reports. 2nd RESOLUTION (Approval of the consolidated financial statements for the fiscal year ended December 31, 2025) The shareholders‘ Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, after having reviewed the reports by the Board of Directors and the statutory auditors, approves the consolidated financial statements for the fiscal year ended December 31, 2025, as presented to them, as well as the transactions reflected in these accounts and summarized in these reports. (Appropriation of profit and determination of dividend for the year ended December 31, 2025) The shareholders’ Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, notes, given the profit for the fiscal year ended December 31, 2025, which amounts to €13,720,781,668.27 and the retained earnings as of December 31, 2025, of €24,244,710,986.01, that the distributable profit to be allocated amounts to €37,965,492,654.78. The Shareholders' Meeting, upon the proposal of the Board of Directors, after deciding to set the ordinary dividend for the 2025 fiscal year at €3.40 per share, decides to allocate the distributable earnings for the year ended December 31, 2025, as follows: Distributable earnings €37,965,492,654.28 Allocation to the legal reserve __ (a) 2025 Ordinary Dividend €7,414,366,634.60 Retained earnings after distribution €30,551,126,019.68 (a) As the legal reserve has reached the threshold of 10% of the share capital, no allocation is proposed. 3rd RESOLUTION Resolutions within the remit of the Ordinary Shareholders’ Meeting Proposed resolutions presented by the Board of Directors TotalEnergies Combined Shareholders’ Meeting 2026

6 Proposed resolutions

On the 2025 ordinary dividend

The total dividend for the 2025 fiscal year would amount to €7,414,366,634.60, *i.e.*:

- €3,662,201,323.25, amount paid in respect of the first and second interim dividends for the 2025 fiscal year (€1,841,109,954.35 and €1,821,091,368.90 respectively);
- €1,827,872,152.95, the maximum amount that may be paid on April 2, 2026, as part of the third interim dividend for the 2025 fiscal year; and
- €1,924,293,158.40, an amount that may be paid to the maximum number of shares that could be entitled to the payment of the final dividend for the 2025 fiscal year, *i.e.* 2,263,874,304 shares corresponding to:
  - 2,206,585,543 shares comprising the share capital of TotalEnergies SE on December 31, 2025, less treasury shares held for cancellation, *i.e.* 56,147,716 shares as of December 31, 2025, and
  - 18,000,000 shares, the maximum number of shares that may be issued under the share capital increase reserved for employees decided by the Board of Directors on September 24, 2025, the indicative completion date of which has been set for June 11, 2026, and entitling the employee to the final dividend for the 2025 fiscal year, and
  - 95,436,477 shares, number of shares to be issued in connection with the EPH transaction, if it were to be finalized before June 30, 2026.

It is specified that if, at the time of payment of the third interim dividend and the final ordinary dividend, the number of shares giving entitlement to an ordinary dividend for the fiscal year ended December 31, 2025 is less than the maximum number of shares eligible for the above-mentioned dividend, due to the Corporation's repurchase of its own shares and following a share capital increase reserved for employees below the maximum amount referred to above, the profit corresponding to the third interim dividend and the final of the ordinary dividend that has not been paid in respect of these shares will be allocated to the "retained earnings" account.

As the first three interim ordinary dividends, each amounting to €0.85 per share, the final ordinary dividend to be distributed for the year ended December 31, 2025, would be €0.85 per share. It would be detached from the share on June 30, 2026, and paid in cash on Euronext on July 2, 2026, and on the New York Stock Exchange on July 22, 2026.

In addition, it is specified that for shareholders who are natural persons domiciled in France for tax purposes, the three interim dividends on ordinary dividend and the final ordinary dividend for the fiscal year ended December 31, 2025 are subject, when they are paid, to a non-definitive withholding tax at the rate of 12.8% on their gross amount, as an advance payment of income tax as well as social security contributions at the rate of 18.6% since January 1st, 2026 (17.2% before this date).

This withholding tax is deductible from the single flat-rate withholding tax due at the same rate of 12.8%, which constitutes a final tax under Article 200 A, 1 A 1° of the French General Tax Code[(1)].

However, at the general option[(2)] of the shareholders, dividends may be taxed at the progressive income tax rate. In this case, the interim dividends and final dividend are eligible for the 40% allowance provided for in Article 158 3 2° of the French General Tax Code. The 12.8% non-discharging withholding tax is deductible from the income tax of the year in which the dividend is received. If it exceeds the tax due, it is refunded. In addition, in accordance with the third paragraph of Article 117 quarter of the French General Tax Code, natural persons belonging to a tax household whose reference tax income for the penultimate year is less than €50,000 for single, divorced or widowed taxpayers and €75,000 for taxpayers subject to joint taxation, may apply to be exempted from the non-discharging withholding tax of 12.8% under the conditions provided for in Article 242 quarter of the French General Tax Code.

The amount of ordinary and extraordinary dividends distributed for the previous three fiscal years as well as the amount of the dividend proposed at the Shareholders' Meeting for the 2025 fiscal year are set out below:

Period	Nature of the dividend	Gross dividend per share (in €)	Total Dividend (in € million)
2025	Interim[(a)]	0.85[(b)], 0.85[(c)], 0.85[(d)]	7,414.4[(e)(f)]
	Final[(a)]	0.85[(e)]	
	Total	**3.40[(e)]**	
2024	Interim[(a)]	0.79[(b)], 0.79[(c)], 0.79[(d)]	7,209.0
	Final[(a)]	0.85	
	Total	**3.22**	
2023	Interim[(a)]	0.74[(b)], 0.74[(c)], 0.74[(d)]	7,060.4
	Final[(a)]	0.79	
	Total	**3.01**	
2022	Ordinary Interim[(a)]	0.69[(b)], 0.69[(c)], 0.69[(d)]	9,448.1
	Exceptional[(a)]	1.00	
	Final[(a)]	0.74	
	Total	**3.81**	

(a) Amounts eligible for the 40% allowance benefiting persons resident for tax purposes in France, provided for in Article 158 3 2° of the French General Tax Code, in the event of an option for the progressive scale.
(b) 1st interim. (c) 2nd interim. (d) 3rd interim.
(e) Subject to approval by the Shareholders' Meeting on May 29, 2026.
(f) The maximum amount that can be paid.

4th RESOLUTION

(Authorization given to the Board of Directors, for a period of eighteen months, to operate on the Corporation's shares)

The shareholders' Meeting, voting under the conditions of *quorum* and majority required for Ordinary Shareholders' Meetings, after having reviewed the report of the Board of

(1) It should be noted, however, that the interim dividends and the final dividend are included in the reference tax income for the year in which they are received, serving as the basis for calculating the exceptional contribution on high incomes. This is due at a rate of 3% on the fraction of the reference tax income between €250,001 and €500,000 (for single, divorced or widowed taxpayers) or between €500,001 and €1,000,000 (for taxpayers subject to joint taxation) and at a rate of 4% above that. The differential contribution on high incomes introduced, for the same taxpayers, by the Finance Act for 2025, and aimed at ensuring a minimum tax of 20%, has also been extended by the Finance Act for 2026 until the taxation of income for the year in which the general budget deficit becomes less than 3% of gross domestic product.
(2) The taxpayer may opt, expressly and irrevocably before the deadline for his or her return and in a global manner in respect of all of his or her income as defined in Article 200 A 1 of the French General Tax Code, for the taxation of his or her income within the scope of the single flat-rate levy at the progressive income tax scale in accordance with Article 200 A, 2 of the French General Tax Code. For the income tax due for the year 2026 and subsequent years, the option is no longer irrevocable, *i.e.* the taxpayer can waive it a posteriori if it turns out that it is ultimately more unfavorable to him.

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TotalEnergies Combined Shareholders’ Meeting 2026 Directors and the information contained in the description of the program drawn up in accordance with Articles 241-1 and following the General Regulations of the Autorité des Marchés Financiers, or any other regulation relating to market abuse that may apply to the Company, authorizes the Board of Directors, with the ability to sub-delegate under the conditions provided for by law, in accordance with the provisions of Article L. 22- 10-62 of the French Commercial Code, European Regulation (EU) No. 596/2014 of April 16, 2014 on market abuse, and the General Regulation of the Autorité des Marchés Financiers, to buy or sell shares of the Corporation in the context of the implementation of a share buyback program. The acquisition, sale or transfer of these shares may be carried out by any means on regulated markets, multilateral trading facilities or over-the-counter (OTC), including by acquisition or disposal of blocks of shares, under the conditions authorized by the relevant market authorities. In this context, these means include the use of any derivative financial instrument traded on regulated markets and the implementation of optional strategies. These transactions may be carried out at any time, in compliance with the regulations in force on the date of the relevant transactions, excluding periods of public offerings on the Corporation’s share capital. The maximum purchase price is set at €100 per share (excluding transaction costs) or the equivalent of this amount on the same date in any other currency. In the event of a share capital increase by capitalization of reserves and free allocation of shares or in the event of a split or consolidation of the Corporation’s shares, this maximum price will be adjusted by a multiplier equal to the ratio of the number of shares comprising the share capital before the transaction and the number after the transaction. Pursuant to the provisions of Article L. 22-10-62 of the French Commercial Code, the maximum number of shares that may be purchased under this authorization may not exceed 10% of the total number of shares comprising the share capital on the date this authorization is used. This 10% limit applies to an amount of the Corporation’s share capital which will, if necessary, be adjusted to take into account the transactions that have affected the share capital after this Meeting, as the acquisitions made by the Corporation may not under any circumstances lead it to hold, directly or indirectly through subsidiaries, more than 10% of the share capital. On an indicative basis, as of February 28, 2026, among the 2,188,400,475 shares comprising the share capital, the Corporation directly held 49,081,518 shares. As a result, the maximum number of shares that the Corporation may buy back is 169,758,529 shares and the maximum amount that it would have to pay to acquire these shares is €16,975,852,900.00 (excluding transaction costs). The objective of this share buyback program will be to reduce the Corporation’s share capital or to enable it to meet obligations related to: › debt securities convertible or exchangeable into shares of the Corporation; and/or › stock option programs, free share allocation plans, employee share ownership plans or company savings plans, or other share allocations to executive officers or employees of the Corporation or a TotalEnergies company. The purpose of the buybacks could also be to implement the market practice accepted by the Autorité des Marchés Financiers, namely the stimulation of the secondary market or the liquidity of the Corporation’s shares by an investment services provider under a liquidity contract in accordance with the code of ethics recognized by the Autorité des Marchés Financiers. This program would also be intended to allow the Corporation to transact, on the stock exchange or off-market, in its shares within the framework of any other purpose authorized by the regulations in force or any other market practice accepted or which would become authorized on the date of the transactions in question. In the event of transactions carried out outside the objectives mentioned above, the Corporation will inform its shareholders by means of a press release. Depending on these objectives, the treasury shares acquired could be either: › cancelled, subject to authorization in force to reduce the share capital given by the Shareholders’ Meeting; › granted free of charge to employees and executive officers of the Corporation or of TotalEnergies companies; › granted to the beneficiaries of stock options of the Corporation in the event of exercise, whether transferred to employees directly or through employee savings funds; › remitted following the exercise of rights attached to securities entitled to the allocation of shares of the Corporation by redemption, conversion, exchange, presentation of a warrant or in any other way; and › used in any other manner consistent with the objectives set out in this resolution. The shares repurchased and retained by the Corporation will be deprived of voting rights and will not be eligible for the payment of the dividend. This authorization is given for a period of eighteen months from the date of this meeting. It deprives of effect, to the extent of the unused part, any previous authorization having the same purpose. All powers are granted to the Board of Directors, with the ability to sub-delegate, to ensure the implementation of this authorization. 5th RESOLUTION (Agreements covered by Articles L. 225-38 et seq. of the French Commercial Code) The shareholders' Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, upon the presentation of the special report of the statutory auditors as set forth by Article L. 225-40 of the French Commercial Code concerning the agreements covered by Articles L. 225-38 et seq. of the French Commercial Code, hereby approves the special report of the statutory auditors, in which no new agreement is mentioned.

36-37 Proposed resolutions 6th RESOLUTION (Renewal of Ms. Marie-Christine Coisne-Roquette’s term of office as a director) The shareholders' Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, on the proposal of the Board of Directors, hereby renews Ms. Marie-Christine Coisne-Roquette’s term of office as a director for a period of three years, which will expire at the end of the Shareholders’ Meeting called in 2029 to approve the financial statements for the year ending December 31, 2028. 7th RESOLUTION (Renewal of Ms. Anelise Lara’s term of office as a director) The shareholders' Meeting, voting under the conditions of quorum and majority required for the Ordinary Shareholders’ Meetings, on the proposal of the Board of Directors, hereby renews Ms. Anelise Lara’s term of office as a director for a period of three years, which will expire at the end of the Shareholders’ Meeting called in 2029 to approve the financial statements for the year ending December 31, 2028. 8th RESOLUTION (Renewal of Mr. Dierk Paskert’s term of office as a director) The shareholders' Meeting, voting under the conditions of quorum and majority required for the Ordinary Shareholders’ Meetings, on the proposal of the Board of Directors, hereby renews Mr. Dierk Paskert’s term of office as a director for a period of three years, which will expire at the end of the Shareholders’ Meeting called in 2029 to approve the financial statements for the year ending December 31, 2028. 9th RESOLUTION (Appointment of Mr. Slawomir Krupa as a director) The shareholders' Meeting, voting under the conditions of quorum and majority required for the Ordinary Shareholders’ Meetings, on the proposal of the Board of Directors, hereby appoints Mr. Slawomir Krupa as director for a period of three years, which will expire at the end of the Shareholders’ Meeting called in 2029 to approve the financial statements for the fiscal year ending December 31, 2028. 10th RESOLUTION (Approval of the information relating to the compensation of executive and non-executive directors (“mandataires sociaux”) mentioned in paragraph I of Article L. 22-10-9 of the French Commercial Code) The shareholders' Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, hereby approves, in accordance with Article L. 22-10-34 II of the French Commercial Code, the information mentioned in paragraph I of Article L. 22-10-9 of the French Commercial Code as presented in the report on corporate governance covered by Article L. 225-37 of the French Commercial Code and included in the Corporation’s 2025 Universal Registration Document (Chapter 4, points 4.3.1.2 and 4.3.2.1). 11th RESOLUTION (Approval of the compensation policy applicable to directors) The shareholders' Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, hereby approves, in accordance with Article L. 22-10-8 II of the French Commercial Code, the compensation policy applicable to the Corporation’s directors, as presented in the report on corporate governance covered by Article L. 225-37 of the French Commercial Code and included in the Corporation’s 2025 Universal Registration Document (Chapter 4, point 4.3.1). 12th RESOLUTION (Approval of the fixed, variable and extraordinary components making up the total compensation and the in-kind benefits paid during the fiscal year 2025 or allocated for that year to Mr. Patrick Pouyanné, Chairman and Chief Executive Officer) The shareholders' Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, hereby approves, in accordance with Article L. 22-10-34 II of the French Commercial Code, the fixed, variable and extraordinary components making up the total compensation and the in-kind benefits paid during the fiscal year 2025 or allocated for that year to Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, as presented in the report on corporate governance covered by Article L. 225-37 of the French Commercial Code and included in the Corporation’s 2025 Universal Registration Document (Chapter 4, point 4.3.2.1). 13th RESOLUTION (Approval of the compensation policy applicable to the Chairman and Chief Executive Officer) The shareholders' Meeting, voting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, hereby approves, in accordance with Article L. 22-10-8 II of the French Commercial Code, the compensation policy applicable to the Corporation’s Chairman and Chief Executive Officer, as presented in the report on corporate governance covered by Article L. 225-37 of the French Commercial Code and included in the Corporation’s 2025 Universal Registration Document (Chapter 4, point 4.3.2.2).

TotalEnergies Combined Shareholders’ Meeting 2026 Resolutions within the remit of the Extraordinary Shareholders’ Meeting 14th RESOLUTION (Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the share capital either by issuing ordinary shares and/or securities giving access to the Corporation’s share capital or by incorporation of reserves, earnings or other, with maintenance of the shareholders’ preemptive subscription right) The shareholders’ Meeting, voting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, after having reviewed the report by the Board of Directors and the special report of the statutory auditors, in accordance with the provisions of Articles L. 225-129, L. 225-129-2 and L. 228-91 et seq. of the French Commercial Code: 1° delegates to the Board of Directors, with the ability to subdelegate under the conditions provided for by law, its competence to decide on one or more share capital increases by issuing, in France or abroad, in the proportions and at the times that it shall see fit, in euros, in foreign currencies or in any monetary unit established by reference to several currencies, ordinary shares of the Corporation and/or securities giving access by any means, immediately and/ or in the future, to new or existing ordinary shares of the Corporation; 2° resolves, on the one hand, that the total nominal amount of the share capital increases likely to be carried out in this way, immediately and/or in the future, in France or abroad, may not exceed 50% of the share capital existing on the date of the meeting of the Board of Directors deciding on the issuance, a ceiling to which shall be added, where applicable, the nominal value of the shares to be issued to preserve, in accordance with the law, the rights of holders of securities giving access to the Corporation’s share capital; 3° decides, on the other hand, that shall be deducted from this overall ceiling where applicable, the total nominal amount of all share capital increases likely to be carried out, immediately and/or in the future, by virtue of (i) the fifteenth resolution of this Meeting relating to the issuance, within the framework of a public offering, of ordinary shares and/or securities giving access to the Corporation’s share capital with cancellation of the shareholders’ preemptive subscription right and (ii) the twentieth resolution of this Meeting relating to the implementation of share capital increases reserved for members of a company or group savings plan. 4° in addition, decides that on the total nominal amount of share capital increases likely to be carried out pursuant to the fifteenth resolution below, shall be deducted, where applicable, the nominal amount of share capital increases likely to be carried out pursuant to: › the sixteenth resolution relating to the issuance of ordinary shares and/or securities giving access to the Corporation’s share capital through an offer referred to in Article L. 411−2, 1° of the French Monetary and Financial Code, › the seventeenth resolution relating to the possibility of increasing the number of shares to be issued in the event of a share capital increase with cancellation of the shareholders’ preemptive subscription right, › the eighteenth resolution relating to the issuance of ordinary shares and/or securities giving access to the share capital of the Corporation in consideration for securities tendered to a public exchange offer initiated by the Corporation, › the nineteenth resolution relating to the issuance of ordinary shares and/or securities giving access to the share capital of the Corporation in consideration for contributions in kind granted to the Corporation; 5° further resolves, that the total nominal amount of debt securities giving access, immediately and/or in the future, to the share capital of the Corporation, likely to be issued by virtue of this resolution and under the fifteenth, sixteenth, eighteenth and nineteenth resolutions, may not exceed a ceiling of ten billion euros, or its equivalent in any other currency, on the date of the decision to issue; 6° resolves that the shareholders shall have, in proportion to the number of Corporation shares they own, a preemptive subscription right on an irreducible basis to the securities issued pursuant to this resolution. The Board of Directors may also grant shareholders the right to subscribe, on a reducible basis to a number of transferable securities greater than that which they may subscribe to on an irreducible basis, in proportion to the subscription right available to them and within the limit of their requests; 7° resolves that if the subscriptions on an irreducible basis and, where applicable, reducible basis, have not absorbed the total issuance of shares and/or securities as defined above, the Board of Directors may allocate at its discretion all or some of the unsubscribed securities, offer all or some of the unsubscribed securities to the public, or limit the share capital increase to the amount of subscriptions subject to the provisions of Article L. 225-134 I-1º of the French Commercial Code; 8° acknowledges that, in accordance with Article L. 225-132 of the French Commercial Code, the decision to issue securities giving access to the Corporation's share capital automatically entails the waiver by shareholders of their preemptive subscription right to equity securities to which the securities issued in accordance with this delegation would give right, immediately and/or in the future, for the benefit of the holders of these securities; 9° resolves that, in accordance with Article L. 225-130 of the French Commercial Code, the Board of Directors shall have the competence to decide one or more share capital increases by incorporation of premiums, reserves, earnings or other, the capitalization of which shall be authorized by law and the bylaws of the Corporation, in the form of the free allocation of shares or an increase in the nominal value of existing shares. In this case, the fractional rights to shares

38-39 Proposed resolutions will not be negotiable or transferable and the corresponding shares shall be sold, the sums resulting from the sale being allocated to the holders of the rights within the period provided for by the regulations; 10° resolves that the Board of Directors shall have all powers, with the ability to sub-delegate under the conditions provided for by law, to implement this resolution and, in particular, to: › set the terms and conditions of the share capital increases and set the dates, terms and conditions of the issuances carried out pursuant to this resolution, determine the nature and characteristics of the securities giving access to the Corporation’s share capital, the terms and conditions for the allotment of equity securities to which these securities would give entitlement as well as the dates on which these allocation rights may be exercised, › set the opening and closing dates for subscriptions, the price, the vesting date for shares issued, the terms and conditions for the payment of the share, grant time limits for such payment, › make any adjustments intended to consider the impact of transactions on the Corporation’s share capital, › charge, if it deems it appropriate, the costs, duties and fees generated by the issuances against the amount of the corresponding premiums and, where applicable, deduct from this amount the sums necessary to bring the legal reserve to one tenth of the new share capital after each issuance, › and, more generally, do all that will be useful or necessary and enter into all agreements or arrangements, in particular to achieve the successful completion of the contemplated issuances envisaged, perform all acts and formalities to the effect of recording the completion of the share capital increase(s), amend the bylaws accordingly, and carry out all formalities required for the admission to trading of the shares issued; 11° acknowledges that this delegation renders ineffective, up to the unused portion, any prior delegation with the same purpose. This delegation is granted to the Board of Directors for a period of twenty-six months from the date of this Meeting. The Board of Directors may not, unless previously authorized by the Shareholders’ Meeting, make use of this delegation of competence as from the filing by a third party of a proposed public offer for the Corporation’s securities and until the end of the offer period. 15th RESOLUTION (Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the share capital, within the framework of a public offering, by issuing ordinary shares and/or transferable securities giving access to the Corporation’s share capital, with cancellation of the shareholders’ preemptive subscription right) The shareholders’ Meeting, voting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, after having reviewed the report of the Board of Directors and the special report of the statutory auditors, and in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135, L. 22-10-52 and L. 228-91 et seq. of the French Commercial Code: 1° delegates to the Board of Directors, with the ability to sub-delegate under the conditions provided for by law, its competence to decide on one or more share capital increases with cancellation of preemptive subscription rights, by way of public offerings, by issuing, in France or abroad, in the proportions and at the times that it shall determine, in euros, in foreign currencies or any monetary unit established by reference to several currencies, ordinary shares of the Corporation and/or securities giving access by any means, immediately and/ or in the future, to new or existing ordinary shares of the Corporation; 2° resolves that the total nominal amount of the share capital increases likely to be carried out immediately and/or in the future, may not exceed 10% of the share capital existing on the date of the meeting of the Board of Directors deciding on the issuance, it being specified that the nominal amount of these share capital increases shall be deducted from the ceiling authorized by this Meeting in the fourteenth resolution; 3° further resolves, that the total nominal amount of securities representing debt securities giving access, immediately and/or in the future, to the Corporation’s share capital, likely to be issued by virtue of this resolution and of the fourteenth, sixteenth, eighteenth and nineteenth resolutions, may not exceed a ceiling of ten billion euros, or its equivalent in any other currency, on the date of the decision to issue; 4° resolves, on the one hand, in accordance with Article L. 225-135 of the French Commercial Code, to cancel the shareholders’ preemptive subscription right to the securities issued pursuant to this resolution and, on the other hand, in accordance with Article L. 22-10-51 of the French Commercial Code, to grant the Board of Directors the ability to establish a priority period for the benefit of shareholders, the terms of which it will set in accordance with the regulations in force on the date of the relevant transactions to subscribe all or part of the securities to be issued; 5° acknowledges that, in accordance with Article L. 225-132 of the French Commercial Code, the decision to issue securities giving access to the Corporation's share capital automatically entails the waiver by shareholders of their preemptive subscription right to equity securities to which the securities issued under this delegation would give right, immediately and/or in the future, for the benefit of the holders of these securities; 6° resolves, in accordance with Article L. 22-10-52 1° of the French Commercial Code, that the issuance price of the shares issued pursuant to this delegation will be set by the Board of Directors and shall be at least equal to the volume-weighted average price over the last three trading days on the Euronext Paris market preceding the start of the offering, possibly reduced by a maximum discount of 10%;

TotalEnergies Combined Shareholders’ Meeting 2026 7° resolves that the Board of Directors shall have all powers, with the ability to sub-delegate under the conditions provided for by law, to implement this resolution and, in particular, to: › set the terms and conditions of the share capital increases and set the dates, terms and conditions of the issuances carried out pursuant to this resolution, determine the nature and characteristics of the securities giving access to the Corporation’s share capital, the terms and conditions for the allocation of equity securities to which these securities would give entitlement as well as the dates on which these allocation rights may be exercised, › set the opening and closing dates for subscriptions, the price, the vesting date for shares issued, the terms and conditions for the payment of the share, grant time limits for such payment, › make any adjustments intended to consider the impact of transactions on the Corporation’s share capital, › charge, if it deems it appropriate, the costs, duties and fees generated by the issuances against the amount of the corresponding premiums and, where applicable, deduct from this amount the sums necessary to bring the legal reserve to one-tenth of the new share capital after each issuance, › and, more generally, do all that will be useful or necessary and enter into all agreements or arrangements, in particular to achieve the successful completion of the contemplated issuances envisaged, perform all acts and formalities to the effect of recording the completion of the increase(s) of capital, amend the bylaws accordingly, carry out all formalities required for the admission to trading of the shares issued; 8° acknowledges that this delegation renders ineffective, up to the unused portion, any prior delegation having the same purpose. This delegation is granted to the Board of Directors for a period of twenty-six months from the date of this Meeting. The Board of Directors may not, unless previously authorized by the Shareholders’ Meeting, make use of this delegation of competence as from the filing by a third party of a proposed public offer for the Corporation’s securities and until the end of the offer period. 16th RESOLUTION (Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to issue, through an offer referred to in Article L. 411-2, 1° of the French Monetary and Financial Code, ordinary shares and/or securities giving access to the share capital of the Corporation, resulting in a share capital increase, with cancellation of the shareholders’ preemptive subscription right) The shareholders’ Meeting, voting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, after having reviewed the report of the Board of Directors and the special report of the statutory auditors, in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 225-135, L. 22-10-52 and L. 228-91 et seq. of the French Commercial Code: 1° delegates to the Board of Directors, with the ability to sub-delegate under the conditions provided for by law, its competence to decide on one or more share capital increases of the Corporation, in France and/or abroad, in the proportions and at the times that it sees fit, by an offer set referred to in Article L. 411-2, 1° of the French Monetary and Financial Code, in euros, in foreign currencies or in any monetary unit established by reference to several currencies, of ordinary shares of the Corporation and/or securities giving access by any means, immediately and/or in the future, to new or existing ordinary shares of the Corporation; 2° resolves that the total nominal amount of the share capital increases likely to be carried out immediately and/or in the future, may not exceed 10% of the share capital existing on the date of the meeting of the Board of Directors deciding on the issuance, it being specified that the nominal amount of the share capital increases carried out pursuant to this resolution will be deducted from the ceiling of 10% of the share capital existing on the date of the meeting of the Board of Directors deciding the issuance authorized by this Meeting in the fifteenth resolution; 3° further resolves, that the total nominal amount of securities representing debt securities giving access, immediately and/or in the future, to the share capital of the Corporation, likely to be issued pursuant to this resolution and under the fourteenth, fifteenth, eighteenth and nineteenth resolutions, may not exceed a ceiling of ten billion euros, or its equivalent in another currency, on the date of the decision to issue; 4° resolves to cancel the preemptive subscription right of the shareholders to ordinary shares and securities giving access to the share capital of the Corporation that may be issued under this delegation; 5° acknowledges that, in accordance with Article L. 225-132 of the French Commercial Code, the decision to issue securities giving access to the share capital of the Corporation automatically entails the waiver by shareholders of their preemptive subscription right to equity securities to which the securities issued under this delegation would give right, immediately and/or in the future, for the benefit of holders of these securities; 6° resolves, in accordance with Article L. 22-10-52 1° of the French Commercial Code, that the issuance price of the shares issued pursuant to this delegation will be set by the Board of Directors and shall be at least equal to the volume-weighted average price over the last three trading days on the Euronext Paris market preceding the start of the offering, possibly reduced by a maximum discount of 10%; 7° resolves that the Board of Directors shall have all powers, with the ability to sub-delegate under the conditions provided for by law, to implement this resolution and, in particular, to: › set the terms and conditions of the share capital increase(s) and set the dates, terms and conditions of the issuances carried out pursuant to this resolution, determine the nature and characteristics of the securities giving access to the Corporation’s share capital, the terms and conditions for the allocation of equity securities to which these securities would give right as well as the dates on which these allocation rights may be exercised,

40-41 Proposed resolutions › set the opening and closing dates for subscriptions, the price, the vesting date for shares issued, the terms and conditions for the payment of the share, grant time limits for such payment, › make any adjustments intended to consider the impact of transaction on the Corporation’s share capital, › charge, if it deems it appropriate, the costs, duties and fees generated by the issuances against the amount of the corresponding premiums and, if necessary, deduct from this amount the sums necessary to bring the legal reserve to one-tenth of the new share capital after each issuance, › and, more generally, do all that may be useful or necessary and enter into all agreements or arrangements, in particular to achieve the successful completion of the contemplated issuances, perform all acts and formalities to the effect of recording the share capital increase(s), amend the bylaws accordingly and carry all formalities required for the admission to trading of the shares issued; 8° acknowledges that this delegation renders ineffective, up to the unused portion, any prior delegation having the same purpose. This delegation is granted to the Board of Directors for a period of twenty-six months from the date of this Meeting. The Board of Directors may not, unless previously authorized by the Shareholders’ Meeting, make use of this delegation of competence as from the filing by a third party of a proposed public offer for the securities of the Corporation and until the end of the offer period. 17th RESOLUTION (Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the number of shares to be issued in the event of a share capital increase with cancellation of the shareholders’ preemptive subscription right) The shareholders’ Meeting, voting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, after having reviewed the report of the Board of Directors and the special report of the statutory auditors, in accordance with the provisions of Articles L. 225-129-2, L. 225-135-1, and R. 225-118 of the French Commercial Code: 1°delegates to the Board of Directors, with the ability to sub-delegate provided for by law, its competence to decide to increase the number of shares to be issued in the event of an issuance, with cancellation of the preemptive subscription right of the shareholders, carried out pursuant to the fifteenth and sixteenth resolutions of this Meeting, at the same price as that adopted for the initial issuance, within the time limits and thresholds provided by the regulations in force on the date of the decision to issue (in accordance with regulations currently in force, within thirty days of the closing of the subscription and within the limit of 15% of the initial issuance); 2°resolves that the amount of the share capital increases likely to be carried out pursuant to this delegation shall be deducted from the ceiling for share capital increases with cancellation of the shareholders’ preemptive subscription right authorized by this Meeting in the fifteenth resolution; 3°acknowledges that this delegation renders ineffective, up to the unused portion, any prior delegation having the same purpose. This delegation is granted to the Board of Directors for a period of twenty-six months from the date of this Meeting. The Board of Directors may not, unless previously authorized by the Shareholders’ Meeting, make use of this delegation of competence as from the filing by a third party of a proposed public offer for the securities of the Corporation and until the end of the offer period. 18th RESOLUTION (Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to increase the share capital by issuing ordinary shares and/or securities giving access to the Corporation’s share capital in consideration for contributions in kind in the event of a public exchange offer initiated by the Corporation) The shareholders’ Meeting, voting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, after having reviewed the report of the Board of Directors and the special report of the statutory auditors, and in accordance with the provisions of Articles L. 225-129, L. 225-129-2, L. 22-10-54 and L. 228-91 et seq. of the French Commercial Code: 1° delegates to the Board of Directors, with the ability to sub-delegate under the conditions provided for by law, its competence to decide one or more share capital increases by issuing ordinary shares of the Corporation, in France or abroad, in the proportions and at the times it sees fit, in euros, in foreign currencies or in any monetary unit established by reference to several currencies, ordinary shares of the Corporation and/or securities giving access by any means, immediately and/or in the future, to new or existing ordinary shares of the Corporation, as consideration for securities contributed as part of a public exchange offer made by the Company, in France or abroad in accordance with local regulations (including any transaction with the same effect as a public exchange offer or that may be treated in the same manner), for the securities admitted to trading on one of the regulated markets referred to in Article L. 22-10-54 of the French Commercial Code, and resolves, as necessary, to cancel, in favor of the holders of these securities, the shareholders’ preemptive subscription right to these shares and/or securities to be issued pursuant to this delegation; 2° resolves that the total nominal amount of the share capital increases likely to be carried out in this way, immediately and/or in the future, may not exceed 10% of the share capital existing on the date of the meeting of the Board of Directors deciding on the issuance and, that the nominal amount of the share capital increases shall be deducted from the ceiling authorized by this Meeting in the fifteenth resolution;

TotalEnergies Combined Shareholders’ Meeting 2026 3° further resolves, that the total nominal amount of securities representing debt securities giving access, immediately and/or in the future, to the share capital of the Corporation, likely to be issued pursuant to this resolution and under the fourteenth, fifteenth, sixteenth and nineteenth resolutions, may not exceed a ceiling of ten billion euros, or its equivalent in another currency, on the date of the decision to issue; 4° acknowledges that, in accordance with Article L. 225-132 of the French Commercial Code, the decision to issue securities giving access to the share capital of the Corporation automatically entails the waiver by shareholders of their preemptive subscription right to the equity securities to which the securities issued in accordance with this delegation would give right, immediately and/or in the future, for the benefit of the holders of these securities; 5° resolves that the Board of Directors shall have all powers, with the ability of sub-delegate under the conditions provided for by law, to implement this resolution and, in particular, to: › set the terms and conditions of the share capital increase(s), and more generally, of the issuances carried out pursuant to this resolution, the exchange ratio as well as any balance to be paid in cash, determine the nature and characteristics of the securities giving access to the share capital of the Corporation, the terms and conditions for the allocation of equity securities to which these securities would give right as well as the dates on which these allocation rights may be exercised, › set the opening and closing dates for subscriptions, the price, the vesting date for shares issued, the terms and conditions for the payment of the share, grant time limits for such payment, › suspend, where appropriate, the exercise of any rights attached to equity securities or securities giving access to the share capital of the Corporation in accordance with the applicable laws and regulations, › make any adjustments intended to consider the impact of transaction on the Corporation’s share capital, › charge, if it deems it appropriate, the costs, duties and fees generated by the issuances against the amount of the corresponding premiums and, if necessary, deduct from this amount the sums necessary to bring the legal reserve to one-tenth of the new share capital after each issuance, › and, more generally, do all that may be useful or necessary and enter into all agreements or arrangements, in particular to achieve the successful completion of the contemplated issuances, perform all acts and formalities to the effect of recording the share capital increase(s), amend the bylaws accordingly and carry all formalities required for the admission to trading of the shares issued and/or securities giving access to the share capital of the Corporation. This delegation is granted to the Board of Directors for a period of twenty-six months from the date of this Meeting. The Board of Directors may not, unless previously authorized by the Shareholders’ Meeting, make use of this delegation of powers as from the filing by a third party of a proposed public offer for the securities of the Corporation and until the end of the offer period. 19th RESOLUTION (Delegation of powers granted to the Board of Directors, for a period of twenty-six months, to increase the share capital by issuing ordinary shares and/or securities giving access to the Corporation’s share capital in consideration for contributions in kind granted to the Corporation, with cancellation of the shareholders’ preemptive subscription right) The shareholders’ Meeting, voting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, after having reviewed the report of the Board of Directors and the special report of the statutory auditors, in accordance with the provisions of Article L. 22-10-53 of the French Commercial Code: 1° delegates to the Board of Directors the competence to increase the share capital, by issuing, in France or abroad, in the proportions and at the times it sees fit, ordinary shares of the Corporation and/or securities giving access by any means, immediately and/or in the future, to new or existing ordinary shares of the Corporation, in consideration for contributions in kind granted to the Corporation and consisting of equity securities and/ or securities giving access to the share capital, when the provisions of Article L. 22-10-54 of the French Commercial Code are not applicable; 2° resolves, on the one hand, that the total nominal amount of the share capital increases likely to be carried out in this way, immediately and/or in the future, may not exceed 10% of the share capital existing on the date of the meeting of the Board of Directors deciding to issue and, on the other hand, that the nominal amount of the share capital increases carried out under with this resolution shall be deducted from the ceiling of 10% of the share capital existing on the date of the meeting of the Board of Directors deciding to issue authorized by this Meeting in the fifteenth resolution; 3° further resolves, that the total nominal amount of securities representing debt securities giving access, immediately and/or in the future, to the share capital of the Corporation, likely to be issued pursuant to this resolution and under the fourteenth, fifteenth, sixteenth and eighteenth resolutions, may not exceed a ceiling of ten billion euros, or its equivalent in another currency, on the date of the decision to issue; 4° acknowledges that, in accordance with the law, shareholders shall not have a preemptive subscription right to the securities issued in accordance with this delegation, the latter being intended to remuneration contributions in kind; 5° acknowledges that, in accordance with Article L. 225-132 of the French Commercial Code, the decision to issue securities giving access to the share capital of the Corporation automatically entails the waiver by shareholders of their preemptive subscription right to the equity securities to which the securities issued in accordance with this delegation would give right, immediately and/or in the future, for the benefit of the holders of these securities;

42-43 Proposed resolutions 6° resolves that the Board of Directors shall have all powers to implement this resolution and, in particular, to: › decide on any share capital increase in consideration for contributions in kind and determine the corresponding securities to be issued, › set the list of securities provided, approve the report of the contribution auditor(s), approve the valuation of contributions and set the issuance conditions for securities to be issued in consideration for the contributions in kind including, where applicable, the amount of the balance to be paid, › set all the terms and conditions of the transactions authorized in accordance with the conditions provided for in Article L. 22-10-53 of the French Commercial Code, › set the number of securities to be issued as consideration for the contributions in kind as well as the vesting date for shares to be issued, › charge, if it deems it appropriate, the costs, duties and fees generated by the issuances against the amount of the corresponding premiums and, where applicable, deduct from this amount the sums necessary to bring the legal reserve to one-tenth of the new share capital after each issuance, › and, more generally, with the ability to sub-delegate under the conditions provided for by law, do all that may be useful or necessary and enter into all agreements or arrangements, in particular to achieve the successful completion of the contemplated issuances, perform all acts and all formalities to the effect of recording the completion of the share capital increase(s), amend the bylaws accordingly and carry out all formalities required for the admission to trading of the shares issued; 7° acknowledges that this delegation renders ineffective, up to the unused portion, any prior delegation having the same purpose. This delegation is granted to the Board of Directors for a period of twenty-six months from the date of this Meeting. The Board of Directors may not, unless previously authorized by the Shareholders’ Meeting, make use of this delegation of powers as from the filing by a third party of a proposed public offer for the securities of the Corporation and until the end of the offer period. 20th RESOLUTION (Delegation of competence granted to the Board of Directors, for a period of twenty-six months, to proceed to share capital increases, with cancellation of the shareholders’ preemptive subscription right, reserved to members of a company or group savings plan) The shareholders’ Meeting, voting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, after having reviewed the report of the Board of Directors and the special report of the statutory auditors, in accordance with the provisions, on the one hand of Articles L. 225-129-6, L. 225-138 and L. 225-138-1 of the French Commercial Code, and, on the other hand, Articles L. 3332-18 et seq. of the French Labor Code: 1° delegates to the Board of Directors, with the ability to sub-delegate under the conditions provided for by law, its competence to decide one or more share capital increases by issuing ordinary shares of the Corporation, in the proportions and at the times that it shall see fit, by an amount equal to 1.5% of the share capital existing on the date of the meeting of the Board of Directors deciding to issue, it being specified that the amount of the share capital issued under this resolution shall be deducted from the aggregate ceiling authorized by this Meeting in the fourteenth resolution; 2° reserves the subscription of shares to be issued to members of a company or group savings plan of the Corporation and French or foreign corporations related to it within the meaning of Articles L. 225-180 of the French Commercial Code and L. 3344-1 of the French Labor Code, including the members mentioned in Article L. 3332-2 of the French Labor Code; 3° authorizes the Board of Directors to proceed with the free allocation to beneficiaries indicated above, of existing shares or shares to be issued: › as a contribution, within the limits provided for in Articles L. 3332-11 et seq. of the French Labor Code, and/or › in substitution for all or part of the discount referred to in paragraph 5° of this resolution, it being understood that the benefit resulting from this allocation may not exceed the legal or regulatory limits pursuant to Article L. 3332-21 of the French Labor Code; 4° resolves to cancel, for the benefit of the beneficiaries mentioned in paragraph 2° of this resolution, the shareholders’ preemptive subscription rights to the shares issued in by virtue of this resolution and to waive any right to the ordinary shares, the shareholders further waiving, in the event of the free allocation of shares pursuant to paragraph 3° of this resolution, any right to said shares including part of the reserves, earnings or premiums which would be incorporated into the share capital of the Company; 5° resolves that the subscription price for the new shares may not be lower than the average of the closing prices of TotalEnergies share on Euronext Paris during the twenty trading sessions preceding the day of the Board of Directors setting the opening date for subscriptions, less a discount of 30%; 6° resolves that the Board of Directors shall have all powers, with the ability to sub-delegate, pursuant to the conditions provided for by law, to implement this resolution and, in particular, to: › set the terms and conditions of the share capital increase(s) and set the dates, terms and conditions of the issuances carried out pursuant to this resolution, › set the opening and closing dates for subscriptions, the price, the vesting date for issued securities, the terms and conditions for the payment of the share, grant time limits for such payment, › charge, if it deems it appropriate, the costs, duties and fees generated by the issuances against the amount of the corresponding premiums and, where applicable, deduct from this amount the sums necessary to bring the legal reserve to one-tenth of the share capital after each issuance,

TotalEnergies Combined Shareholders’ Meeting 2026 › and, more generally, do what will be useful or necessary and enter into all agreements or arrangements, in particular to achieve the successful completion of the contemplated issuances, perform all acts and all formalities for to the effect of recording the completion of the share capital increase(s), amend the bylaws accordingly and carry out all formalities required for the admission to trading of the issued shares; 7° acknowledges that this delegation renders ineffective, up to the unused portion, any prior delegation having the same purpose. This delegation is granted to the Board of Directors for a period of twenty-six months from the date of this Meeting. 21st RESOLUTION (Amendments to the Articles of Association of the Corporation – Powers for formalities) Voting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, upon presentation of the report by the Board of Directors, the Shareholders’ Meeting decides to amend the Articles of Association of the Corporation as follows: › Article 11, 11) is replaced by the following: “Such Director shall be disregarded for the purposes of determining the maximum number of Directors stipulated under Article L. 225-17 of the French Commercial Code.” › Article 12, para. 3, last sentence is replaced by the paragraph “The Chairman’s rights and duties cease at the latest at the end of the Shareholders’ Meeting held to approve the financial statements of the financial year during which he or she reached the age of 75.” › Article 15.2), para. 3 is replaced by the paragraph “The Chief Executive Officer’s duties cease at the latest at the end of the Shareholders’ Meeting held to approve the financial statements of the financial year during which he or she reached the age of 70. Subject to the age limit specified above, a Chief Executive Officer remains eligible for reappointment.” The shareholders’ Meeting grants full powers to the bearer of an original, copy or extract of the minutes of this Shareholders’ Meeting to accomplish all filing and publication formalities required by law in relation to the amendments of the Articles of Association approved today.

44-45 * For information relating to the offices held by directors, companies marked with an asterisk are listed companies. Marie-Christine Coisne-Roquette Director Member of the Audit Committee Member of the Governance and Ethics Committee Member of the Strategy & CSR Committee Born on November 4, 1956 Nationality: French Director of TotalEnergies SE since the Annual Shareholders’ Meeting on May 13, 2011 Last reappointment: Annual Shareholders’ Meeting on May 26, 2023 End of current term: Annual Shareholders’ Meeting on May 29, 2026 Number of TotalEnergies shares held: 5,800 (as of December 31, 2025) Business address: Sonepar, 25 rue d’Astorg, 75008 Paris, France Main function: Permanent Representative of Colam Entreprendre SAS and Chairwoman of the Steering Committee of Sonepar SAS Biography & Professional Experience Ms. Coisne-Roquette has a Bachelor’s Degree in English. A lawyer by training, with a French Masters’ in law and a Specialized Law Certificate from the New York bar, she started her career as an attorney in 1981 at the Paris and New York bars, as an associate of Cabinet Sonier & Associés in Paris. In 1984, she became a member of the Board of Directors of Colam Entreprendre, a family holding company that she joined full time in 1988. As Chairwoman of the Board of Colam Entreprendre and the Sonepar Supervisory Board, she consolidated family ownership, reorganized the group structures and strengthened its shareholding base to sustain the group’s growth strategy. Chairwoman and Chief Executive Officer of Sonepar as of 2002, Marie-Christine Coisne-Roquette became Chairwoman of Sonepar S.A.S. in 2016. At the same time, she heads Colam Entreprendre as its Chairwoman and Chief Executive Officer. Formerly a member of the Young Presidents’ Organization (YPO), she served on the Executive Committee of MEDEF (France’s main employers’ association) for 13 years and was Chairwoman of its Tax Commission from 2005 to 2013. She was a member of the Economic, Social and Environmental Council from 2013 and 2015 and is currently a director of TotalEnergies SE. Directorships and functions held Directorships held at any company during fiscal year 2025 Within the Sonepar group • Permanent Representative of Colam Entreprendre S.A.S., Chairwoman of the Steering Committee of Sonepar S.A.S. • Chairwoman of Sonepack SAS since May 2024 Outside the Sonepar group • Managing Partner of Ker Coro (société civile immobilière) • Director of TotalEnergies SE*, member of the Audit Committee, member of the Governance and Ethics Committee and of the Strategy & CSR Committee • Director of EssilorLuxottica* Directorships that have expired in the previous five years • Chairwoman of Colam Entreprendre S.A.S. until April 30, 2024 • Director of Sonepack SAS until May 2024 • Chairwoman of Développement Mobilier et Industriel (S.A.S.) until April 30, 2024 Other positions held during fiscal year 2025 • Director at the Fondation Recherche Alzheimer • Member of the Board of Directors of AFEP (French association of private companies) • Vice Chair of the Board of Directors of the Association Nationale des Sociétés par Actions (ANSA) • Vice-Chairwoman of the Bureau and director of MEDEF International • Chairwoman of the Télémaque association since July 2024 • Chairwoman of the Financière de la Croix Blanche since September 2025 Information concerning the Directors whose renewal is proposed to the Shareholders' Meeting on May 29, 2026 (Resolution 6)

TotalEnergies Combined Shareholders’ Meeting 2026 * For information relating to the offices held by directors, companies marked with an asterisk are listed companies. Anelise Lara Independent director Member of the Strategy & CSR Committee Born on May 24, 1961 Nationality: Brazilian Director of TotalEnergies SE since the Annual Shareholders’ Meeting on May 26, 2023 End of current term: Annual Shareholders’ Meeting on May 29, 2026 Number of TotalEnergies shares held: 1,000 (as of December 31, 2025) Business address: Instituto Rua Alberto de Campos 289 22411030 - Rio de Janeiro - Brazil Main function: Independent director Biography & Professional Experience Ms. Anelise Lara is a chemical engineer with an MSc in Petroleum Engineering and a Ph.D. in Earth Sciences from “Université Pierre et Marie Curie,” France. She was also certified in ESG Competent Boards Program, including climate change risks, in 2021. Ms. Lara has 37 years of experience in the energy industry. In 1986, she joined Petrobras, the most important company in the energy segment in Brazil. She began her career in the Research and Development Center. In 2003, she joined the Exploration and Production Department as General Manager for the Reservoir Team at the corporate level. In 2011, after the first pre-salt discoveries, she was appointed General Manager for pre-salt development projects. Then in 2013, she was invited to become the Director of the Libra Joint Project Team. In 2016, she was appointed as Head of M&A, responsible for a portfolio of more than 40 projects of divestments and strategic partnerships in Brazil and abroad. During this period, Ms. Lara was also a member of the Company’s Investment Committee. In 2019, she was appointed as Chief Executive Officer for Refining, Natural Gas, and Power, responsible for the strategic, risk management, HSE, and operational results of Refining, Gas & Power areas, covering the areas of refining, biofuels, petrochemicals, fertilizers plants, distribution and transportation of natural gas, regas terminals, and thermal power plants. She left Petrobras in January 2021. Ms. Lara served as President of the Society of Petroleum Engineers (SPE) – Brazil Section from 2005 to 2008. She also joined the International Board of SPE from 2014 until 2017 as Regional Director for Latin America and Caribe. She also served as Chair of the Brazilian Petroleum Institute (IBP) from 2019 to 2021. Ms. Lara volunteers for the cause of D&I (diversity and inclusion). She is a board member of WILL (Women Leadership in Latin America) and has already mentored many young women interested in working in the energy segment. Directorships and functions held Directorships held at any company during fiscal year 2025 • Director of TotalEnergies SE* and member of the Strategy & CSR Committee • Board Member of Mubadala Capital Downstream Brazil, since March 2022 • Board Member of Trident Energyand Member of the Technical Committee and Member of the ESG Committee • Member of the Board of Directors of Vale* since May 2025, member of the Capital Allocation and Projects Committee, Member of the People and Compensation Committee Directorships that have expired in the previous five years • Chief Executive Officer for Refining, Natural Gas, and Power of Petrobras until January 2021 • Chair of the Brazilian Petroleum Institute until March 2021 Other positions held during fiscal year 2025 • Advisory Board Member for Ultrapar* since September 2022 until March 2025 • Board Member of IBP (Brazilian Petroleum Institute) until March 2025 • Board member of WILL (Women Leadership in Latin America) Information concerning the Directors whose renewal is proposed to the Shareholders' Meeting on May 29, 2026 (Resolution 7)

46-47 Dierk Paskert Independent director Chairman of the Compensation Committee Born on April 29, 1961 Nationality: German Director of TotalEnergies SE since the Annual Shareholders’ Meeting on May 26, 2023 End of current term: Annual Shareholders’ Meeting on May 29, 2026 Number of TotalEnergies shares held: 2,200 (as of December 31, 2025) Business address: Asamstr. 5, 83700 Rottach-Egern, Germany Main function: Independent director Biography & Professional Experience Mr. Dierk Paskert obtained a PhD in Economics at Münster University in 1990. Having made his first professional steps in Investment Banking with Trinkaus Samuel Montague and West Merchant Bank, he started his industrial career in VEBA Group from 1995 onwards. With VEBA Group focusing entirely on power and gas and turning into E.ON, he became Senior Vice-President for Corporate Development at E.ON AG in 2003. He was inter alia responsible to further internationalize the gas business (Ruhrgas), to integrate the power and gas activities downstream and to develop the first renewable strategy of E.ON. In 2008 he joined the Board of E.ON-Energie and directed the Transmission and Distribution Grid business in Germany, Czech, Hungary, Slovakia, Romania and Bulgaria. In 2012, he was asked by the German Industry Association to found and manage Resource Alliance, a Joint-Venture of 16 German Industrial Companies focusing on supply of critical raw materials. From 2017 until end of 2022, he was appointed CEO of Encavis AG, a M-Dax listed Independent Power Producer (IPP) from Renewable Energy Sources at that time. He was Member of the Executive Risk Committee. Whilst growing the production portfolio to > 4 GW and focusing on Power Purchase Agreements as well as Traded Markets, he introduced in particular a risk management system coping with the growing merchant exposure of the company in Renewable Energy. Directorships and functions held Directorships held at any company during fiscal year 2025 • Director of TotalEnergies SE* and, since March 18, 2026, Chairman of the Compensation Committee • Member of the Administrative Board KAEFER SE&Co • Member of the Supervisory Board Intilion AG until January 2026 • Non-executive Board Member of Zelestra Corporacion Tecnologia SAU • Member of the Supervisory Board of ES.FOR.IN SE (Germany) from May 2025 Directorships that have expired in the previous five years • Member of the Board of Directors The Mobility House AG, member of the Risk Committee, member of the Strategy Committee (until June 10, 2024) • Member of the Board of Directors Pexapark AG (until January 11, 2023) • Member of the Board of Management and Chief Executive Officer Encavis AG (until December 31, 2022) Other positions held during fiscal year 2025 • Member of the Advisory Board of East-Energy GmbH Information concerning the Directors whose renewal is proposed to the Shareholders' Meeting on May 29, 2026 (Resolution 8) * For information relating to the offices held by directors, companies marked with an asterisk are listed companies.

TotalEnergies Combined Shareholders’ Meeting 2026 Slawomir Krupa Born on June 18, 1974 Nationality: Polish, French and American Main function: Chief Executive Officer and Board member of Société Générale Biography – Professional Experience Mr. Slawomir Krupa is a graduate of the Paris Institut d’Études Politiques. He joined the Société Générale Group in 1996 and began his career as an inspector at the General Inspection. In 1999, he left the Group to found and manage an e-finance start-up in eastern Europe. He returned to the Group in 2002 in the General Inspection Department where he was made a member of its management team in 2005. In 2007, he joined the Corporate and Investment Banking Division. He was named Director of Strategy and Development, then Head of Central and Eastern Europe, Middle-East and Africa in 2009, and Deputy Director of Financing in 2012 for which he supervised in particular the primary bond markets business, securitization and leveraged financing, while maintaining his regional responsibilities, which were extended in 2013 to include Private Banking, Asset Management, and Securities. He was named CEO of SG Americas Inc. in January 2016, as well as Head of the Americas region. In January 2021, he was appointed Head of Global Banking and Investor Solutions. He was elected Member of the Board of Directors of Société Générale and appointed Chief Executive Officer in May 2023. Slawomir Krupa serves as a Vice-Chairman of the Albertine Foundation, supporting French American Cultural Exchange in Education and the Arts with Villa Albertine. Directorships and functions held Directorships held at any company during 2025 fiscal year Société Générale Group: • Chief Executive Officer and Board member of Société Générale* • Chairman of the Board of Directors of Boursorama (since November 2024) • Chairman of the Société Générale Foundation Outside Société Générale Group: • Vice-Chairman of the Albertine Foundation Directorships that have expired in the previous five years • Chairman of the Board of Directors of SG Americas Inc.** (United States) (from 2019 to 2021) • Chairman of the Board of Directors of SG Americas Securities Holdings LLC (United States)** (from 2016 to 2021) • Board member of SG Americas Inc.** (United States) (from 2016 to 2021) • Board member of SG Americas Securities Holdings LLC** (United States) (from 2016 to 2021) • Board member of SG Equipment Finance** (United States) (from 2016 to 2021) • Board member of Lyxor Asset Management Inc.*** (United States) (from 2016 to 2021) • Board member of Lyxor Asset Management Holding Corp.*** (United States) (from 2016 to 2021) • Board member of SG Forge (from 2022 to 2023)** Information concerning the Directors whose appointment is proposed to the Shareholders' Meeting on May 29, 2026 (Resolution 9) *Listed company. **Société Générale Group. ***Outside Société Générale Group since December 2021.

DELEGATIONS OF AUTHORITY and **POWERS** granted to the Board of Directors with respect to **CAPITAL INCREASES CURRENTLY IN EFFECT**

Table compiled in accordance with Article L. 225-37-4, 3° of the French Commercial Code summarizing the use of delegations of authority and powers granted to the Board of Directors with respect to share capital increases currently in effect

Type		Cap on par value, or number of shares or expressed as % of share capital	Use in 2025 by value or number of shares	Available balance as of 12/31/2025 by value or number of shares[(a)]	Date of the delegation of authority or authorization by the Extraordinary Shareholders' Meeting	Expiry date and term of authorization granted to the Boardof Directors
Maximum cap for the issuance of securities granting immediate or future rights to share capital	Securities representing debt securities giving rights to a portion of share capital	€10bn in securities	–	€10bn	May 24, 2024 (17th, 18th, 19th and 21st resolutions)	July 24, 2026 26 months
	Share capital par value	An overall cap of €2.5bn (*i.e.*, a maximum of 1,000 million shares issued with a preemptive subscription right), from which can be deducted:	Capital increase with preemptive subscription right: – Overall cap: 11.1 million shares (2025 ESOP[(b)]) et a maximum of 18 million shares (2026 ESOP[(b)])	€2.427 bn (*i.e.*, 971 million shares)	May 24, 2024 (17th resolution)	July 24, 2026 26 months
		1/ a specific cap of €575 million, *i.e.*, a maximum of 230 million shares for issuances without a preferential subscription right (with potential use of an extension clause), including in compensation with securities contributed within the scope of a public exchange offer, provided that they meet the requirements of Article L. 22-10-54 of the French Commercial Code, from which can be deducted:	–	€575 million	May 24, 2024 (18th and 20th resolutions)	July 24, 2026 26 months
		1a/ a sub-cap of €575 million with a view to issuing, through an offer as set forth in Article L. 411-2-1 of the French Monetary and Financial Code, shares and securities resulting in a share capital increase, without a shareholders' preemptive subscription right	–	€575 million	May 24, 2024 (19th and 20th resolutions)	July 24, 2026 26 months
		1b/ a sub-cap of €575 million through in-kind contributions when the provisions of Article L. 22-10-54 of the French Commercial Code are not applicable	–	€575 million	May 24, 2024 (21st resolution)	July 24, 2026 26 months
		2/ a specific cap of 1.5% of the share capital on the date of the Board decision for share capital increases reserved for employees participating in a Company savings plan	Maximum of 18 million shares[(c)]	15.1 million shares	May 23, 2025 (15th resolution)	July 23, 2027 26 months
Performance shares granted to Company employees and to executive directors		1% of share capital on the date of the 2025 Shareholders' Meeting	–	22.7 million shares[(d)]	May 23, 2025 (14th resolution)	July 23, 2027 26 months

(a) Based on share capital as of December 31, 2025, divided into 2,206,585,543 shares. (b) Employee Stock Ownership Plan. (c) The meeting of the Board of Directors on September 24, 2025 decided to proceed with a share capital increase in 2026 with a cap of 18,000,000 shares (the capital increase is scheduled for 2026, subject to implementation by the Chairman and Chief Executive Officer). (d) The shares granted pursuant to the presence and performance conditions to the Executive Directors under the 14th resolution of the Extraordinary Shareholders' Meeting held on May 23, 2025, may not exceed 0.015% of the capital existing on the date of the 2025 general meeting, *i.e.*, 340,509 shares.

48-49

TotalEnergies Combined Shareholders’ Meeting 2026 Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities. Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector). Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items. Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below. Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities (v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE). Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders. Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements. ESRS perimeter: the GHG emissions within the ESRS perimeter correspond to 100% of the emissions from operated sites, plus the equity share of emissions from non-operated and financially consolidated assets excluding equity affiliates. Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments. Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet. Glossary

Net cash flow (or free cash flow) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks. Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary. Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth. Operated perimeter: activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e. has the responsibility of the conduct of operations on behalf of all its partners. For the operated perimeter, the environmental indicators are reported 100%, regardless of the Company’s equity interest in the asset. Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder. Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers. Glossary 50-51

Notes TotalEnergies Combined Shareholders’ Meeting 2026

Notes 52-53

TotalEnergies Combined Shareholders’ Meeting 2026

Notes 54-55

Consult all the documents available on the totalenergies.com website heading: Investors / Shareholders’ Meetings (as indicated in Article R. 225-83 of the French Commercial Code) PEFC/10-31-2036 / This product is from sustainably managed forests and controlled sources / www.pefc.org The Shareholders may consult the 2025 Universal Registration Document (Document d’enregistrement universel 2025) of TotalEnergies SE filed with the French Financial Markets Authority (Autorité des marchés financiers), which regroups detailed information concerning the TotalEnergies’ activities, the statutory accounts, the consolidated accounts, the Management’s report and other regulatory information, as well as TotalEnergies SE’s Form 20-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission (SEC). TotalEnergies Combined Shareholders’ Meeting 2026

CONTACTS

Individual Shareholder Relations Department
TotalEnergies SE
2 place Jean Millier
Arche Nord – Coupole / Regnault
92078 Paris La Défense Cedex
France (postal address)

Email: shareholders@totalenergies.com

Phone helpdesk from Monday to Friday from 9:00 a.m. to 12:30 p.m. and 1:30 to 5:00 p.m., Paris time):

From France: 0 800 039 039 Toll-free from any land line

From other countries: +33 1 47 44 24 02

Investor Relations Department
TotalEnergies SE
2 place Jean Millier
Arche Nord – Coupole / Regnault
92078 Paris La Défense Cedex
France (postal address)
Email: ir@totalenergies.com
Phone: +33 (0)1 47 44 46 46

TotalEnergies

NOTICE OF MEETING -
COMBINED SHAREHOLDERS' MEETING 2026

–
PRINTING:
SIB
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DESIGN AND PRODUCTION:
hubleam

TotalEnergies Notice EN 29/05/2026

TotalEnergies SE

Registered office:
2, place Jean Millier
92400 Courbevoie - France
Share capital: 5,471,001,187.50 €
RCS 542 051 180 Nanterre

totalenergies.com

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